UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 5, 2010

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
99.1	The results of Barclays PLC as of, and for the six months ended, 30th June 2010.
99.2	A table setting forth the issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: August 5, 2010	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 5, 2010	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

Exhibit 99.1

BARCLAYS PLC AND BARCLAYS BANK PLC

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2010 to the corresponding six months of 2009. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2009. Unless otherwise stated, all disclosed figures relate to continuing operations.

This document includes portions from the previously published results announcement of Barclays PLC as of, and for the six months ended, June 30, 2010, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and also includes the reconciliation to certain financial information prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of Barclays Bank PLC are materially the same as those of Barclays PLC and are not presented separately in this document. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the six months ended, June 30, 2010. This document does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

An audit opinion has not been rendered in respect of this announcement.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 94 to 99.

The information in this announcement, which was approved by the Board of Directors on 4th August 2010, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, liquidity, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

i

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2010 Interim Results	ii

Group Finance Director’s Review

Group Performance

Barclays delivered profit before tax of £3,947m in the first half of 2010, an increase of 44% on 2009. Excluding movements on own credit of £851m gain (2009: £893m charge), gains on acquisitions of £133m (2009: £21m) and gains on debt buy-backs in 2009 of £1,192m, Group profit before tax increased by 22% to £2,963m from £2,425m.

Income increased 8% to £16,581m (2009: £15,318m). Barclays Capital reported a 30% increase in total income to £7,912m (2009: £6,089m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £65m (2009: £3,507m) and a gain relating to own credit of £851m (2009: loss of £893m). Top-line income at Barclays Capital, which excludes these items, declined by 32% in the first half of 2010 to £7,126m relative to the exceptionally strong levels seen in 2009 and by 15% in the second quarter of 2010 to £3,281m relative to the first quarter of 2010 as overall activity levels slowed. Global Retail Banking (GRB) income declined by 1% to £5,134m, reflecting slow economic growth and further net interest income compression. Income at Absa increased 14% to £1,379m (2009: £1,210m).

Impairment charges across the Group against loans and advances, available for sale assets and reverse repurchase agreements improved 32% to £3,080m (2009: £4,556m). This reduction was achieved in spite of an increase of £433m in impairment on the Barclays Corporate loan book in Spain. Impairment charges as a proportion of Group loans and advances as at 30th June 2010 improved to 118 bps, compared to 156 bps for the full year 2009.

Net income for the Group after impairment charges increased 25% to £13,501m (2009: £10,762m) with a particularly strong increase at Barclays Capital of 80% to £7,603m (2009: £4,215m).

As a result, the Group’s cost:net income ratio improved from 75% to 72%, with operating expenses up £1,669m to £9,720m, a 21% increase compared to the 25% increase in net income. Barclays Capital accounted for £1,037m of this increase, reflecting investment in the business across our sales, origination, trading and research functions, investment in technology and infrastructure, and increased charges relating to prior year compensation deferrals. Operating expenses increased in Head Office by £198m, principally from a provision in relation to the possible resolution of a review of Barclays compliance with US economic sanctions legislation. Expenses in Absa increased £127m, driven by the appreciation in the average value of the Rand against Sterling, and in Barclays Corporate growth in expenses in New Markets reflects restructuring charges of £93m. As a result, the Group’s cost:income ratio increased to 59% (2009: 53%).

Outlook

Although the market and economic environment in which we operate remains uncertain, we are pleased with the strength of our income generation, the flexibility in our cost base and the performance of our risk management which, in combination, are driving higher profits and returns. Our client and customer relationships are at the heart of this performance.

The trends that we have observed during July are broadly similar to the first half, with each of our retail, commercial and wealth management businesses performing in line. Investment banking volumes picked up in the second half of July matching the second quarter run rate which was resilient. Own credit remains volatile and has been impacted by movements in credit spreads.

We will continue to maintain the Group’s total capital, leverage and liquidity around current levels in anticipation of likely regulatory change over years to come.

Barclays PLC – 2010 Interim Results	1

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Income Statement (Unaudited)

Continuing Operations	Notes[1]	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	1	5,969	6,196	5,722

Net fee and commission income	2	4,194	4,291	4,127

Net trading income	3	5,633	2,883	4,118

Net investment income/(loss)	4	529	185	(129)

Net premiums from insurance contracts	5	582	570	602

Other income	6	89	90	1,299
Total income		16,996	14,215	15,739

Net claims and benefits incurred on insurance contracts	7	(415)	(410)	(421)
Total income net of insurance claims		16,581	13,805	15,318

Impairment charges and other credit provisions	8	(3,080)	(3,515)	(4,556)
Net income		13,501	10,290	10,762

Staff costs	9	(5,812)	(5,133)	(4,815)

Administration and general expenses		(3,276)	(2,932)	(2,629)

Depreciation of property, plant and equipment		(408)	(380)	(379)

Amortisation of intangible assets		(224)	(219)	(228)
Operating expenses	9	(9,720)	(8,664)	(8,051)

Share of post-tax results of associates and joint ventures	10	33	21	13

Profit on disposal of subsidiaries, associates and joint ventures	11	4	167	21

Gains on acquisitions	16	129	26	-
Profit before tax from continuing operations		3,947	1,840	2,745

Tax on continuing operations	12	(1,026)	(542)	(532)
Profit after tax from continuing operations		2,921	1,298	2,213

Profit after tax from discontinued operations including gain on disposal	32	-	6,652	125
Net profit for the period		2,921	7,950	2,338

Attributable to:
Non-controlling interests	13	490	445	450

Equity holders of the parent		2,431	7,505	1,888
		2,921	7,950	2,338

Earnings per Share
Basic earnings per ordinary share from continuing operations	14	20.9p	7.9p	16.4p

Basic earnings per ordinary share from discontinued operations	14	-	60.8p	1.1p
		20.9p	68.7p	17.5p

Diluted earnings per ordinary share from continuing operations	14	19.7p	7.3p	16.0p

Diluted earnings per ordinary share from discontinued operations	14	-	57.2p	1.1p
		19.7p	64.5p	17.1p

1	The notes on pages 68 to 91 form an integral part of the condensed consolidated interim financial statements.

Barclays PLC – 2010 Interim Results	2

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net profit for the period	2,921	7,950	2,338

Other Comprehensive Income
Continuing operations

Currency translation differences	1,054	661	(1,522)

Available for sale financial assets	(1,904)	671	565

Cash flow hedges	730	(2)	167

Other	-	20	(20)

Tax relating to components of other comprehensive income	(259)	18	(44)
Other comprehensive income for the year, net of tax from continuing operations	(379)	1,368	(854)

Other comprehensive income for the year, net of tax from discontinued operations	-	79	(137)
Total comprehensive income for the year	2,542	9,397	1,347

Attributable to:
Non-controlling interests	662	620	568

Equity holders of the parent	1,880	8,777	779
Total comprehensive income for the year	2,542	9,397	1,347

1	The notes on pages 68 to 91 form an integral part of this condensed consolidated interim financial information.

Barclays PLC – 2010 Interim Results	3

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Balance Sheet (Unaudited)

Assets	Notes[1]	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m
Cash and balances at central banks		103,928	81,483	21,423

Items in the course of collection from other banks		961	1,593	1,995

Trading portfolio assets		167,029	151,344	153,973

Financial assets designated at fair value		42,764	42,568	45,301

Derivative financial instruments	17	505,210	416,815	556,045

Loans and advances to banks	20	45,924	41,135	52,944

Loans and advances to customers	21	448,266	420,224	411,804

Available for sale financial investments		52,674	56,483	66,716

Reverse repurchase agreements and cash collateral on securities borrowed		197,050	143,431	144,978

Current and deferred tax assets		2,187	2,652	2,953

Investments in associates and joint ventures		406	422	284

Goodwill and intangible assets		8,824	8,795	9,732

Property, plant and equipment		5,738	5,626	4,138

Other assets		6,185	6,358	6,660

Assets of disposal group		-	-	66,392
Total assets		1,587,146	1,378,929	1,545,338

Liabilities
Deposits from banks		94,304	76,446	105,776

Items in the course of collection due to other banks		1,500	1,466	2,060

Customer accounts		360,980	322,429	319,101

Trading portfolio liabilities		71,752	51,252	44,737

Financial liabilities designated at fair value		87,229	86,202	64,521

Liabilities to customers under investment contracts		1,786	1,679	1,881

Derivative financial instruments	17	486,261	403,416	534,966

Debt securities in issue		151,728	135,902	142,263

Repurchase agreements and cash collateral on securities lent		227,706	198,781	175,077

Current and deferred tax liabilities		1,491	1,462	1,607

Insurance contract liabilities, including unit-linked liabilities		2,168	2,140	2,032

Subordinated liabilities	23	25,929	25,816	25,269

Provisions	24	807	590	481

Retirement benefit liabilities	25	788	769	1,523

Other liabilities		11,644	12,101	10,745

Liabilities of disposal group		-	-	64,612
Total liabilities		1,526,073	1,320,451	1,496,651

Shareholders’ Equity
Called up share capital	26	3,011	2,853	2,757

Share premium account		9,053	7,951	7,282

Other reserves		2,212	2,768	1,693

Retained earnings		36,053	33,845	26,121

Less: treasury shares		(738)	(140)	(154)
Shareholders’ equity excluding non-controlling interests		49,591	47,277	37,699

Non-controlling interests		11,482	11,201	10,988
Total shareholders’ equity		61,073	58,478	48,687

Total liabilities and shareholders’ equity		1,587,146	1,378,929	1,545,338

1	The notes on pages 68 to 91 form an integral part of this condensed consolidated interim financial information.

Barclays PLC – 2010 Interim Results	4

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.10	Share Capital and Share Premium[1] £m	Other Reserves[2] £m	Retained Earnings £m	Total £m	Non- controlling Interests £m	Total Equity £m
Balance at 1st January 2010	10,804	2,628	33,845	47,277	11,201	58,478

Net profit for the period	-	-	2,431	2,431	490	2,921

Other comprehensive income:

Currency translation movements	-	935	-	935	119	1,054

Available-for-sale financial assets	-	(1,905)	-	(1,905)	1	(1,904)

Cash flow hedges	-	694	-	694	36	730

Tax relating to components of other comprehensive income	-	(279)	4	(275)	16	(259)

Total comprehensive income	-	(555)	2,435	1,880	662	2,542

Issue of new ordinary shares	1,240	-	-	1,240	-	1,240

Issue of shares under employee share schemes	20	-	405	425	-	425

Net purchase of treasury shares	-	(932)	-	(932)	-	(932)

Transfers	-	334	(334)	-	-	-

Dividends	-	-	(294)	(294)	(372)	(666)

Other	-	(1)	(4)	(5)	(9)	(14)
Balance at 30th June 2010	12,064	1,474	36,053	49,591	11,482	61,073

Half Year Ended 31.12.09
Balance at 1st July 2009	10,039	1,539	26,121	37,699	10,988	48,687

Net profit for the period	-	-	7,505	7,505	445	7,950

Other comprehensive income:

Currency translation movements	-	504	-	504	157	661

Available-for-sale financial assets	-	672	-	672	(1)	671

Cash flow hedges	-	3	-	3	(5)	(2)

Other	-	-	20	20	-	20
Tax relating to components of other comprehensive income	-	(176)	170	(6)	24	18

Other comprehensive income net of tax from discontinued operations	-	70	9	79	-	79
Total comprehensive income	-	1,073	7,704	8,777	620	9,397

Issue of new ordinary shares	749	-	-	749	-	749

Issue of shares under employee share schemes	16	-	98	114	-	114

Net purchase of treasury shares	-	(17)	-	(17)	-	(17)

Transfers	-	31	(31)	-	-	-

Dividends	-	-	(113)	(113)	(414)	(527)

Net decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	-	-	-	-	(40)	(40)

Other	-	2	66	68	47	115
Balance at 31st December 2009	10,804	2,628	33,845	47,277	11,201	58,478

1	Details of share capital are shown in note 26.
2	Other Reserves include Treasury Shares.

Barclays PLC – 2010 Interim Results	5

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.09	Share Capital and Share Premium[1] £m	Other Reserves[2] £m	Retained Earnings £m	Total £m	Non- controlling Interests £m	Total Equity £m
Balance at 1st January 2009	6,138	6,272	24,208	36,618	10,793	47,411

Net profit for the period	-	-	1,888	1,888	450	2,338

Other comprehensive income:

Currency translation movements	-	(1,642)	-	(1,642)	120	(1,522)

Available-for-sale financial assets	-	578	-	578	(13)	565

Cash flow hedges	-	191	-	191	(24)	167

Other	-	-	(20)	(20)	-	(20)

Tax relating to components of other comprehensive income	-	(80)	1	(79)	35	(44)

Other comprehensive income net of tax from discontinued operations	-	(145)	8	(137)	-	(137)

Total comprehensive income	-	(1,098)	1,877	779	568	1,347

Issue of new ordinary shares	-	-	-	-	-	-

Issue of shares under employee share schemes	19	-	200	219	-	219

Net purchase of treasury shares	-	(30)	-	(30)	-	(30)

Transfers	-	49	(49)	-	-	-

Dividends	-	-	-	-	(353)	(353)

Net decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	-	-	-	-	(42)	(42)

Conversion of Mandatorily Convertible Notes	3,882	(3,652)	(230)	-	-	-

Other	-	(2)	115	113	22	135

Balance at 30th June 2009	10,039	1,539	26,121	37,699	10,988	48,687

Total comprehensive income of £2,542m (31st December 2009: £9,397m, 30th June 2009: £1,347m) has been recognised in the statement of changes in equity.

1	Details of share capital are shown in note 26.
2	Other Reserves include Treasury Shares.

Barclays PLC – 2010 Interim Results	6

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Continuing Operations

Profit before tax	3,947	1,840	2,745

Adjustment for non-cash items	(960)	13,026	611

Changes in operating assets and liabilities	22,096	29,574	(4,775)

Tax paid	(728)	(504)	(673)
Net cash from operating activities	24,355	43,936	(2,092)

Net cash from investing activities	3,821	20,264	(8,376)

Net cash from financing activities	(1,418)	719	(1,380)

Net cash from discontinued operations	-	(375)	(1)

Effect of exchange rates on cash and cash equivalents	2,747	(8,694)	5,830
Net increase in cash and cash equivalents	29,505	55,850	(6,019)

Cash and cash equivalents at beginning of period	114,340	58,490	64,509
Cash and cash equivalents at end of period	143,845	114,340	58,490

Barclays PLC – 2010 Interim Results	7

Intentionally left blank

Barclays PLC – 2010 Interim Results	8

Results by Business

UK Retail Banking

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	1,493	1,417	1,425

Net fee and commission income	624	651	648

Net premiums from insurance contracts	73	91	107

Other (loss)/income	-	(1)	6
Total income	2,190	2,158	2,186

Net claims and benefits incurred under insurance contracts	(19)	(33)	(35)
Total income net of insurance claims	2,171	2,125	2,151

Impairment charges and other credit provisions	(447)	(510)	(521)
Net income	1,724	1,615	1,630

Operating expenses excluding amortisation of intangible assets	(1,301)	(1,197)	(1,299)

Amortisation of intangible assets	(21)	(22)	(20)
Operating expenses	(1,322)	(1,219)	(1,319)

Share of post-tax results of associates and joint ventures	2	1	2

Gains on acquisition	100	-	-
Profit before tax	504	397	313

Balance Sheet Information
Loans and advances to customers at amortised cost	£113.9bn	£103.0bn	£100.3bn

Customer accounts	£106.3bn	£96.8bn	£96.0bn

Total assets	£119.3bn	£109.3bn	£106.9bn

Risk weighted assets	£35.6bn	£35.9bn	£35.3bn

Performance Measures
Loan loss rate (bps)	77	97	102

3 month arrears rates - UK loans	2.38%	2.74%	2.71%

Cost:income ratio	61%	57%	61%

Cost:net income ratio	77%	75%	81%

Barclays PLC – 2010 Interim Results	9

Results by Business

UK Retail Banking

UK Retail Banking profit before tax increased 61% (£191m) to £504m (2009: £313m). Results included a pension credit resulting from amendments to the treatment of minimum defined benefits, a gain on the acquisition of Standard Life Bank and lower impairment charges.

Income increased 1% (£20m) to £2,171m (2009: £2,151m) reflecting good growth in Barclays Business, partially offset by the impact of margin compression.

Net interest income increased 5% (£68m) to £1,493m (2009: £1,425m) driven by business growth and the acquisition of Standard Life Bank which more than offset continued margin compression. Total average customer deposit balances increased 11% to £103.5bn (2009: £93.0bn), reflecting good growth in personal customer balances and the impact of Standard Life Bank. The average liabilities margin increased, reflecting the impact of the revised internal Funds Transfer Pricing mechanism. Total customer account balances increased £9.5bn to £106.3bn (31st December 2009: £96.8bn).

Total average customer asset balances increased 12% to £112.5bn (2009: £100.9bn), reflecting good growth in Home Finance mortgage balances and the acquisition of Standard Life Bank. The average assets margin decreased, reflecting the impact of the revised internal Funds Transfer Pricing mechanism. Total loans and advances to customers increased £10.9bn to £113.9bn (31st December 2009: £103.0bn), of which £6.7bn is due to the acquisition of Standard Life Bank.

Average mortgage balances grew 16%, reflecting strongly positive net lending. Mortgage balances were £98.7bn at the end of the period (31st December 2009: £87.9bn), a market share of 8% (2009: 7%). Gross advances increased to £8.5bn (2009: £6.0bn), a share by value of 14% (2009: 9%), with redemptions of £5.2bn (2009: £3.8bn). Net mortgage lending was £3.3bn (2009: £2.2bn). The average loan to value ratio of the mortgage portfolio (including buy-to-let) on a current valuation basis was 42% (2009: 43%). The average loan to value ratio of new mortgage lending was 51% (2009: 48%).

Barclays Business was created in 2010 to cater for the needs of business customers with turnover up to £5m. Within this segment, customer numbers increased 18,000 to 760,000 (2009: 742,000), with Local Business start-ups increasing by 14% and customers who transferred their arrangements from other banks increasing by 10% year on year.

Net fee and commission income decreased 4% (£24m) to £624m (2009: £648m) reflecting lower investment related income.

Total impairment charges represented 77bps (2009: 102bps) of total gross loans and advances to customers and banks. This reflects a reduction in impairment charges of 14% (£74m) to £447m (2009: £521m), driven by low interest rates and improvements in the quality of new business. Impairment charges within Consumer Lending decreased 24% (£71m) to £221m (2009: £292m) and within Home Finance decreased 60% (£21m) to £14m (2009: £35m) more than offsetting an increase of 12% (£14m) to £129m (2009: £115m) in Barclays Business. As a percentage of the portfolio, 3 month arrears rates for the UK loans has improved by 36bps to 238bps (2009: 274bps).

Operating expenses were £1,322m (2009: £1,319m). This includes a pension credit of £118m resulting from amendments to the treatment of minimum defined benefits, offset by a year on year increase in pension costs of £46m and increased investment spend.

Gain on acquisition of £100m represented the gain on purchase of Standard Life Bank.

Total assets increased 9% to £119.3bn (2009: £109.3bn) driven by growth in Home Finance balances and the acquisition of Standard Life Bank. Risk weighted assets remained flat at £35.6bn (2009: £35.9bn) with reductions in operational risk and improved economic conditions offsetting the acquisition of Standard Life Bank.

Barclays PLC – 2010 Interim Results	10

Results by Business

Barclaycard

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	1,369	1,366	1,357

Net fee and commission income	569	651	620

Net trading (loss)/income	(4)	(2)	1

Net investment income	10	3	20

Net premiums from insurance contracts	19	23	21

Other income	2	-	1

Total income	1,965	2,041	2,020

Net claims and benefits incurred under insurance contracts	(7)	(9)	(11)

Total income net of insurance claims	1,958	2,032	2,009

Impairment charges and other credit provisions	(890)	(883)	(915)

Net income	1,068	1,149	1,094

Operating expenses excluding amortisation of intangible assets	(721)	(758)	(687)

Amortisation of intangible assets	(43)	(45)	(37)

Operating expenses	(764)	(803)	(724)

Share of post-tax results of associates and joint ventures	13	6	2

Profit on disposal of subsidiaries, associates and joint ventures	-	-	3
Profit before tax	317	352	375

Balance Sheet Information

Loans and advances to customers at amortised cost	£26.3bn	£26.5bn	£26.0bn

Total assets	£31.1bn	£30.3bn	£29.6bn

Risk weighted assets	£32.2bn	£30.6bn	£26.9bn

Performance Measures

Loan loss rate (bps)	596	593	636

3 month arrears rates - UK cards	1.62%	1.79%	2.09%

3 month arrears rates - US cards	2.90%	3.31%	3.17%

Cost:income ratio	39%	40%	36%

Cost:net income ratio	72%	70%	66%

Barclays PLC – 2010 Interim Results	11

Results by Business

Barclaycard

Barclaycard profit before tax decreased 15% (£58m) to £317m (2009: £375m) largely as a result of the impact of the Credit Card Accountability, Responsibility and Disclosure Act in the US (the US Credit Card Act), partially offset by an increase in Absa Card profit before tax to £66m (2009: £33m). Results reflected geographic and product diversification with approximately 50% of customers and 40% of average balances outside the UK and with over 20% of income generated via non-consumer credit cards.

Income decreased 3% (£51m) to £1,958m (2009: £2,009m) primarily driven by lower net fees and commissions reflecting the effect of the US Credit Card Act.

Net interest income increased 1% (£12m) to £1,369m (2009: £1,357m) reflecting modest growth in UK consumer card extended credit balances, up 1% to £8.6bn (2009: £8.5bn), the appreciation of the average value of the Rand against Sterling and growth in other portfolios, partially offset by lower net interest income due to the impact of the US Credit Card Act and the continued attrition of the FirstPlus portfolio. The asset margin remained stable but there was a reduction in the net interest margin.

Net fee and commission income decreased 8% (£51m) to £569m (2009: £620m) primarily through the impact of regulation on late and over limit fees in the US.

Investment income of £10m (2009: £20m) represented the gain from the sale of MasterCard shares.

Impairment charges reduced 3% (£25m) to £890m (2009: £915m), reflecting the improvement in economic conditions in major markets. The 90 day delinquency rates for consumer card portfolios in the UK of 1.62% (2009: 1.79%), and in the US of 2.90% (2009: 3.31%), reduced compared to the second half of 2009.

Operating expenses increased 6% (£40m) to £764m (2009: £724m), due to increases in staff-related costs and investment in marketing activities primarily relating to the launch and promotion of Barclaycard Freedom, the new point of sale loyalty programme being provided to UK cardholders and merchants which was launched in March 2010. Cost increases were partially offset by a pension credit resulting from amendments to the treatment of minimum defined benefits.

Period end total assets increased 3% to £31.1bn (2009: £30.3bn) reflecting the appreciation in the US Dollar against Sterling.

Risk weighted assets increased 5% (£1.6bn) to £32.2bn (2009: £30.6bn) reflecting lower securitisation relief and the appreciation in the US Dollar against Sterling.

Barclays PLC – 2010 Interim Results	12

Results by Business

Western Europe Retail Banking

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	335	405	463

Net fee and commission income	214	181	171

Net trading income	7	10	4

Net investment income	36	56	62

Net premiums from insurance contracts	262	255	289

Other income/(loss)	24	1	(7)
Total income	878	908	982

Net claims and benefits incurred under insurance contracts	(276)	(272)	(300)
Total income net of insurance claims	602	636	682

Impairment charges and other credit provisions	(133)	(190)	(148)
Net income	469	446	534

Operating expenses excluding amortisation of intangible assets	(481)	(433)	(432)

Amortisation of intangible assets	(14)	(12)	(10)
Operating expenses	(495)	(445)	(442)

Share of post-tax results of associates and joint ventures	7	4	-

Profit on disposal of subsidiaries, associates and joint ventures	-	157	-

Gains on acquisition	29	26	-
Profit before tax	10	188	92

Balance Sheet Information
Loans and advances to customers at amortised cost	£39.9bn	£41.1bn	£36.0bn

Customer accounts	£17.1bn	£17.6bn	£12.7bn

Total assets	£49.0bn	£51.0bn	£45.2bn

Risk weighted assets	£15.9bn	£16.8bn	£14.6bn

Performance Measures
Loan loss rate (bps)	65	89	81

Cost:income ratio	82%	70%	65%

Cost:net income ratio	106%	100%	83%

Barclays PLC – 2010 Interim Results	13

Results by Business

Western Europe Retail Banking

Western Europe Retail Banking profit before tax fell 89% (£82m) to £10m (2009: £92m). This reflected a reduction in income, consistent with an economic environment which remains challenging, continued investment in developing the franchise in accordance with the business strategic priorities and the negative impact of the 3% decline in the average value of the Euro against Sterling.

Income fell by 12% (£80m) to £602m (2009: £682m) due to lower net interest income, partially offset by higher fees and commissions.

Net interest income fell by 28% (£128m) to £335m (2009: £463m), mainly reflecting a decline in treasury interest income and continued underlying liability margin compression, resulting in a reduction in the net interest margin. Average customer accounts increased 52% and average loans and advances increased 7%. Net interest income benefited from growth in credit cards. Customer assets margin remained broadly steady as the effect of repricing initiatives was offset by higher costs resulting from the new internal Funds Transfer Pricing mechanism. Customer liability margins fell reflecting the cost of acquiring deposits in a highly competitive environment, which more than offset the benefits from the new internal Funds Transfer Pricing mechanism.

Net fee and commission income increased 25% (£43m) to £214m (2009: £171m). The growth reflects the investment in the network in previous years and the credit card businesses acquired since late 2009, combined with increased investment and insurance income reflecting continued growth in the mass affluent market.

Net premiums from insurance contracts decreased 9% (£27m) to £262m (2009: £289m) and net claims and benefits incurred fell correspondingly by 8% (£24m) to £276m (2009: £300m).

Despite the economic conditions, impairment charges improved 10% (£15m) to £133m (2009: £148m) reflecting better delinquency trends, tightened credit criteria and improved collections activity. The overall 30 day delinquency rate improved by 54 bps to 195bps (2009: 249bps) and the 90 day delinquency rate improved by 33bps to 82bps (2009: 115bps) with improvements across all portfolios. Significant improvements were experienced across the Spanish business; the 90 day delinquency rate for mortgages improved by 37bps to 39bps (2009: 76bps). The average Loan to Value ratio for mortgages in Spain was 56% (full year 2009: 54%) and 12% of these (full year 2009: 10%) had a Loan to Value ratio of more than 85%, reflecting continued declines in Spanish house prices. Further, impairment levels are likely to reflect weakening house prices through the remainder of 2010.

Operating expenses increased 12% (£53m) to £495m (2009: £442m). This reflected continued investment in developing the franchise and pursuing strategic priorities: further penetration of the mass affluent market, which has resulted in higher Euro customer account balances; selective expansion of the distribution network, with 60 new distribution points opened in the first half of the year and; further development of the credit card network across the region, including the acquisition of Citigroup’s credit card business in Italy in March 2010 and integration of the credit card business acquired in Portugal from Citigroup in late 2009. Underlying costs continue to be tightly controlled.

The £29m gain on acquisition was generated on the purchase of the Citigroup card business in Italy in March 2010. This resulted in the addition of approximately 200,000 customers and loans and advances to customers of £0.2bn.

Period end loans and advances to customers in Euro increased 4% to €48.6bn (2009: €46.6bn), reflecting continued growth in the business. Customer accounts in Euro increased 5% to €20.9bn (31st December 2009: € 20.0bn) reflecting a continued focus on growing deposit balances. Period end asset and liability balances in Sterling were affected by the 8% decline in the value of Euro against Sterling since 31st December 2009. Accordingly, in Sterling terms, loans and advances to customers decreased 3% and customer accounts decreased 3%. Risk weighted assets decreased 5% to £15.9bn (2009: £16.8bn) largely reflecting the reductions in loans and advances to customers.

Barclays PLC – 2010 Interim Results	14

Results by Business

Barclays Africa

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	270	251	247

Net fee and commission income	95	89	89

Net trading income	38	27	27

Net investment (loss)/income	(1)	6	1

Other income	1	1	1

Total income	403	374	365

Impairment charges and other credit provisions	(48)	(58)	(63)

Net income	355	316	302

Operating expenses excluding amortisation of intangible assets	(282)	(281)	(252)

Amortisation of intangible assets	(3)	(3)	(2)

Operating expenses	(285)	(284)	(254)

Profit on disposal of subsidiaries, associates and joint ventures	-	7	17

Profit before tax	70	39	65

Balance Sheet Information

Loans and advances to customers at amortised cost	£3.9bn	£3.9bn	£3.9bn

Customer accounts	£6.8bn	£6.4bn	£5.9bn

Total assets	£7.9bn	£7.9bn	£7.1bn

Risk weighted assets	£7.8bn	£7.6bn	£6.8bn

Performance Measures

Loan loss rate (bps)	200	242	270

Cost: income ratio	71%	76%	70%

Cost: net income ratio	80%	90%	84%

Barclays PLC – 2010 Interim Results	15

Results by Business

Barclays Africa

Barclays Africa profit before tax increased 8% to £70m (2009: £65m) driven by income growth and lower impairment. Prior year results included a one-off gain of £17m from sale of shares in Barclays Bank of Botswana Limited.

Income increased 10% (£38m) to £403m (2009: £365m) as a result of improved net interest margins and trading income.

Net interest income increased 9% (£23m) to £270m (2009: £247m), with an increase in the net interest margin. The assets margin improved, primarily driven by a reduction in funding costs and changes in business mix. The liabilities margin decreased due to margin compression.

Net fee and commission income increased 7% (£6m) to £95m (2009: £89m) primarily driven by growth in retail fee income.

Impairment charges decreased 24% (£15m) to £48m (2009: £63m), representing 200bps of total gross loans and advances to customers and banks (2009: 270bps). Impairment charges on the retail portfolio decreased to £32m (2009: £47m) reducing 224bps to 319bps (2009: 543bps) as a result of a better economic environment and improved collections. The retail portfolio 30 day delinquency rate decreased by 45bps to 290bps (2009: 335bps).

Operating expenses increased 12% (£31m) to £285m (2009: £254m) reflecting investment in infrastructure and an increase in staff costs.

Customer deposits increased 6% (£0.4bn) to £6.8bn (2009: £6.4bn), mainly in retail. Total assets remained flat at £7.9bn (2009: £7.9bn) and risk weighted assets increased 3% (£0.2bn) to £7.8bn (2009: £7.6bn).

On 27th April 2010, Barclays Africa announced the sale of its custody businesses in Africa to Standard Chartered. These businesses had gross assets of £1.9m and assets under custody of £3.9bn as at 31st December 2009. The sale is expected to complete in the second half of 2010, subject to regulatory approvals and other conditions.

Barclays PLC – 2010 Interim Results	16

Results by Business

Barclays Capital

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	357	770	828

Net fee and commission income	1,516	1,454	1,547

Net trading income	5,560	3,205	3,980

Net investment income/(loss)	479	101	(265)

Other income/(loss)	-	6	(1)

Total income	7,912	5,536	6,089

Impairment charges and other credit provisions	(309)	(717)	(1,874)

Net income	7,603	4,819	4,215

Operating expenses excluding amortisation of intangible assets	(4,135)	(3,333)	(3,073)

Amortisation of intangible assets	(78)	(83)	(103)

Operating expenses	(4,213)	(3,416)	(3,176)

Share of post-tax results of associates and joint ventures	10	14	8

Profit before tax	3,400	1,417	1,047

Profit before tax (excluding own credit)	2,549	2,344	1,940

Balance Sheet Information

Loans and advances to banks and customers at amortised cost	£188.1bn	£162.6bn	£173.5bn

Total assets	£1,212.4bn	£1,019.1bn	£1,133.7bn

Risk weighted assets	£194.3bn	£181.1bn	£209.8bn

Liquidity pool	£160bn	£127bn	£88bn

Performance Measures

Loan loss rate (bps)	34	80	140

Cost:income ratio	53%	62%	52%

Cost:net income ratio	55%	71%	75%

Cost:net income (excluding own credit) ratio	62%	59%	62%

Other Financial Measures

Average DVaR (95%)	£57m	£66m	£87m

Barclays PLC – 2010 Interim Results	17

Results by Business

Barclays Capital

Barclays Capital profit before tax increased to £3,400m (2009: £1,047m). Excluding an own credit gain of £851m (2009: loss of £893m), profit before tax increased 31% to £2,549m (2009: £1,940m). Top-line income1 of £7,126m (2009: £10,489m) was down 32% on the very strong prior year performance, reflecting a more challenging market environment. Net income, excluding an own credit gain, increased 32% to £6,752m (2009: £5,108m). There was a significant reduction both in credit market losses taken through income to £65m (2009: £3,507m) and in total impairment charges to £309m (2009: £1,874m).

Analysis of Total Income	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Fixed Income, Currency and Commodities	4,948	5,425	8,227

Equities and Prime Services	1,056	879	1,286

Investment Banking	1,017	1,102	1,086

Principal Investments	105	(33)	(110)
Top-line income	7,126	7,373	10,489

Credit market losses in income	(65)	(910)	(3,507)
Total income (excluding own credit)	7,061	6,463	6,982

Own credit	851	(927)	(893)
Total income	7,912	5,536	6,089

Income of £7,912m was up 30% on prior year (2009: £6,089m). The impact of difficult trading conditions in the second quarter on top-line income was more than offset by the substantial reduction of credit market losses in income.

Fixed Income, Currency and Commodities top-line income was £4,948m (2009: £8,227m) a decline of 40% relative to the first half of 2009, reflecting lower contributions from rates and commodities. Higher funding costs also drove a reduction in net interest income.

Equities and Prime Services decreased 18% to £1,056m (2009: £1,286m) due to the subdued market activity in European equity derivatives, partially offset by improved client flow in cash equities.

Investment Banking, which comprises advisory businesses and equity and debt underwriting, reported income of £1,017m, a 6% decrease on prior year (2009: £1,086m) as a result of reduced market activity in the second quarter. Fee and commission income was broadly in line with prior year at £1,516m (2009: £1,547m) across the investment banking, fixed income and equities client franchises.

Principal Investments generated income of £105m (2009: loss of £110m) and contributed to the overall net investment gain of £479m (2009: loss of £265m) in addition to the disposal of available for sale assets and gains on assets held at fair value.

Impairment charges of £309m (2009: £1,874m) reflected credit market impairment of £311m (2009: £1,170m), as discussed on page 55. Non credit market related impairment was a release of £2m (2009: charge of £704m).

Operating expenses increased 33% to £4,213m (2009: £3,176m), broadly in line with net income excluding own credit, reflecting the continuing build-out of Equities and Investment Banking, investment in infrastructure, increased charges relating to prior year compensation deferrals and consolidation of entities due to holdings arising from debt restructuring. Cost:net income (excluding own credit) ratio was 62% (2009: 62%), which is within the 60-65% long term range that is targeted for the business.

Total assets increased 19% to £1,212bn (31st December 2009: £1,019bn), reflecting an increase in interest rate derivative assets resulting from decreases in major forward curves, increased reverse repurchase trading and an increased holding in the liquidity pool, which Barclays Capital manages on behalf of the Group. Foreign exchange movements contributed 13% of the total increase. Risk weighted assets increased 7% to £194bn (31st December 2009: £181bn). Increases in the first quarter, primarily driven by prescribed regulatory changes of £15bn, increases in business activity of £8bn and foreign exchange rate movements of £8bn were partially offset by the reduction in business activity in the second quarter of £18bn.

Average DVaR decreased £30m to £57m (2009: £87m), due to lower client activity in the second quarter. Spot DVaR at 30th June 2010 of £43m reduced by £12m (31st December 2009: £55m).

1

Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit writedowns. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods.

Barclays PLC – 2010 Interim Results	18

Results by Business

Barclays Corporate

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	939	1,042	1,041

Net fee and commission income	464	494	508

Net trading income/(loss)	27	25	(7)

Net investment loss	(33)	(22)	(24)

Other income	4	4	120

Total income	1,401	1,543	1,638

Impairment charges and other credit provisions	(949)	(840)	(718)

Net income	452	703	920

Operating expenses excluding amortisation of intangible assets	(806)	(680)	(750)

Amortisation of intangible assets	(23)	(18)	(18)

Operating expenses	(829)	(698)	(768)

(Loss)/profit before tax	(377)	5	152

Balance Sheet Information

Loans and advances to customers at amortised cost	£66.8bn	£70.7bn	£74.8bn

Loans and advances to customers at fair value	£14.4bn	£13.1bn	£12.0bn

Customer accounts	£68.4bn	£66.3bn	£57.8bn

Total assets	£86.9bn	£88.8bn	£92.3bn

Risk weighted assets	£72.7bn	£76.9bn	£77.9bn

Performance Measures

Loan loss rate (bps)	240	229	184

Cost:income ratio	59%	45%	47%

Cost:net income ratio	183%	99%	83%

Barclays PLC – 2010 Interim Results	19

Results by Business

Barclays Corporate

Barclays Corporate recorded a loss before tax of £377m (2009: profit £152m). Losses within Continental Europe and New Markets more than offset an increased profit in the UK & Ireland.

Profit before tax in UK & Ireland grew 3% (£10m) to £379m. Excluding the benefits of the 2009 buy-back of securitised debt of £83m, profit before tax in the UK & Ireland increased 33% (£93m). Performance reflected strong growth in customer accounts and significantly reduced impairment. The Continental Europe loss before tax increased £497m to £524m driven by impairment charges on property and construction exposures in Spain. The New Markets loss before tax increased £42m to £232m reflecting restructuring costs of £93m partially offset by a substantial reduction in impairment charges, particularly in retail businesses.

Total income decreased 14% (£237m) to £1,401m (2009: £1,638m) reflecting the 2009 buy-back of securitised debt and higher funding costs in the UK. In Continental Europe and New Markets income decreased due to higher funding costs and lower treasury management income as well as reduced risk appetite.

Net interest income fell 10% (£102m) to £939m (2009: £1,041m) reflecting lower treasury management income and higher funding charges in Continental Europe and New Markets. UK & Ireland net interest income was broadly flat, with reduced lending demand and higher funding costs mostly offset by higher deposit income driven by deposit balance growth.

The net interest margin decreased. Total average lending fell 9% (£7.2bn) to £70.9bn (2009: £78.1bn) and UK new term lending was more than offset by reduced utilisation of overdraft facilities and reduced demand in asset based lending in the UK, along with tighter underwriting criteria outside the UK. The asset margin which excludes treasury management income decreased reflecting the impact of changes to the new internal Funds Transfer Pricing mechanism. There was strong growth in total average deposits, which grew 24% (£11.4bn) to £59.8bn, with the majority arising in the UK as a result of a significant increase in current accounts and managed and currency deposits benefiting from ongoing cash management initiatives. As a result the gap between loans and deposits in UK & Ireland closed substantially. Deposit margins grew reflecting the benefit of the new internal Funds Transfer Pricing mechanism which gives higher returns to behaviourally long-term deposits.

Non interest related income decreased 23% (£135m) to £462m (2009: £597m). Net fees and commissions income fell 9% (£44m) to £464m (2009: £508m) driven by lower debt fees and treasury income.

Net trading income increased £34m to £27m (2009: loss of £7m) and net investment loss increased 38% (£9m) to £33m loss (2009: loss of £24m) reflecting an increase in small venture capital investment write downs.

Other income decreased by £116m to £4m (2009: £120m), reflecting non recurrence of £83m income from the repurchase of securitised debt issued in 2009 and lower operating lease income.

Impairment charges increased to £949m (2009: £718m) primarily in Spain where an increase of £433m was driven by the depressed market conditions in the property and construction sector including some significant single name cases. This was partly offset by an improved performance in UK & Ireland of £135m reflecting lower default rates and fewer insolvencies and an improvement in New Markets of £77m, including £68m in the retail book. Impairment as a percentage of period-end loans and advances to customers and banks increased to 240bps (2009: 184bps).

Operating expenses grew 8% (£61m) to £829m (2009: £768m), reflecting restructuring costs in New Markets of £93m predominantly relating to Indonesia, and investment in infrastructure primarily in the UK. This was partly offset by lower pension charges in the UK resulting from a £62m pension credit resulting from amendments to the treatment of minimum defined benefits.

Total assets fell 2% (£1.9bn) to £86.9bn (2009: £88.8bn) mostly driven by lower Asset Finance business loans. UK new term lending was £5.4bn. Risk weighted assets fell by 5% to £72.7bn (2009: £76.9bn) reflecting improving credit quality particularly in the UK, an 8% decline in the value of Euro denominated assets in Sterling terms and lower levels of customer assets.

Barclays PLC – 2010 Interim Results	20

Results by Business

Barclays Corporate

Half Year Ended 30th June 2010
Income Statement Information	UK & Ireland £m	Continental Europe £m	New Markets £m	Total £m

Income	1,122	147	132	1,401

Impairment charges and other credit provisions	(280)	(586)	(83)	(949)

Operating expenses	(463)	(85)	(281)	(829)

Profit/(loss) before tax	379	(524)	(232)	(377)

Balance Sheet Information

Loans and advances to customers at amortised cost	£52.8bn	£10.4bn	£3.6bn	£66.8bn

Loans and advances to customers at fair value	£14.4bn	-	-	£14.4bn

Customer accounts	£61.6bn	£4.4bn	£2.4bn	£68.4bn

Total assets	£69.5bn	£12.5bn	£4.9bn	£86.9bn

Half Year Ended 31st December 2009

Income Statement Information

Income	1,195	189	159	1,543

Impairment charges and other credit provisions	(464)	(165)	(211)	(840)

Operating expenses	(427)	(80)	(191)	(698)

Profit/(loss) before tax	304	(56)	(243)	5

Balance Sheet Information

Loans and advances to customers at amortised cost	£55.6bn	£11.5bn	£3.6bn	£70.7bn

Loans and advances to customers at fair value	£13.1bn	-	-	£13.1bn

Customer accounts	£58.4bn	£5.6bn	£2.3bn	£66.3bn

Total assets	£71.3bn	£12.8bn	£4.7bn	£88.8bn

Half Year Ended 30th June 2009

Income Statement Information

Income	1,266	196	176	1,638

Impairment charges and other credit provisions	(415)	(143)	(160)	(718)

Operating expenses	(482)	(80)	(206)	(768)

Profit/(loss) before tax	369	(27)	(190)	152

Balance Sheet Information

Loans and advances to customers at amortised cost	£58.2bn	£12.8bn	£3.8bn	£74.8bn

Loans and advances to customers at fair value	£12.0bn	-	-	£12.0bn

Customer accounts	£52.1bn	£3.7bn	£2.0bn	£57.8bn

Total assets	£73.1bn	£14.4bn	£4.8bn	£92.3bn

Barclays PLC – 2010 Interim Results	21

Intentionally left blank

Barclays PLC – 2010 Interim Results	22

Results by Business

Barclays Wealth

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	308	257	246

Net fee and commission income	444	428	364

Net trading income/(loss)	2	(5)	12

Net investment income/(loss)	3	14	(1)

Other income	-	5	2

Total income	757	699	623

Impairment charges and other credit provisions	(27)	(30)	(21)

Net income	730	669	602

Operating expenses excluding amortisation of intangible assets	(621)	(591)	(514)

Amortisation of intangible assets	(14)	(10)	(14)

Operating expenses	(635)	(601)	(528)

Profit on disposal of subsidiaries, associates and joint ventures	-	-	1

Profit before tax	95	68	75

Balance Sheet Information

Loans and advances to customers at amortised cost	£14.3bn	£13.0bn	£11.9bn

Customer accounts	£41.8bn	£38.4bn	£38.1bn

Total assets	£16.4bn	£14.9bn	£14.1bn

Risk weighted assets	£11.6bn	£11.4bn	£10.9bn

Performance Measures

Loan loss rate (bps)	37	46	34

Cost:income ratio	84%	86%	85%

Barclays PLC – 2010 Interim Results	23

Results by Business

Barclays Wealth

Barclays Wealth profit before tax increased 27% (£20m) to £95m (2009: £75m).

Income increased 22% (£134m) to £757m (2009: £623m) principally reflecting growth in the High Net Worth businesses and higher attributable net interest income from the new internal Funds Transfer Pricing mechanism.

Net interest income increased 25% (£62m) to £308m (2009: £246m). The increase in net interest income was principally due to changes in internal Funds Transfer Pricing which gives credit for the behaviourally long-term deposits held by Barclays Wealth. The net interest margin increased, reflecting an increase in the liabilities margin offset by a reduction in the asset margin. Customer accounts grew 9% to £41.8bn (31st December 2009: £38.4bn) and loans and advances to customers grew 10% to £14.3bn (31st December 2009: £13.0bn).

Net fee and commission income increased 22% (£80m) to £444m (2009: £364m) primarily driven by higher transactional activity with High Net Worth clients.

Impairment charges increased £6m to £27m (2009: £21m).

Operating expenses increased 20% (£107m) to £635m (2009: £528m). This was principally due to the impact of the growth in High Net Worth business revenues on staff and infrastructure costs and the start of Barclays Wealth’s strategic investment programme. Expenditure in this programme was £33m in the first half of 2010 and is expected to increase to £80m for the second half. This programme is focused on hiring client facing staff to build productive capacity and investment in the facilities and technology required to develop our client experience.

Total client assets, comprising customer deposits and client investments were £153.5bn (2009: £151.2bn). Risk weighted assets increased 2% to £11.6bn (2009: £11.4bn) reflecting growth in loans and advances and improved collateral coverage.

Barclays PLC – 2010 Interim Results	24

Results by Business

Investment Management

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest (expense)/income	(3)	-	10

Net fee and commission income/(expense)	3	26	(28)

Net trading (loss)/income	(17)	(12)	32

Net investment income/(loss)	51	(3)	14

Other income	-	1	-

Total income	34	12	28

Operating expenses excluding amortisation of intangible assets	(3)	(26)	9

Operating expenses	(3)	(26)	9

Loss on disposal of subsidiaries, associates and joint ventures	-	(1)	-

Profit/(loss) before tax	31	(15)	37

Balance Sheet Information

Total assets[1]	£3.6bn	£5.4bn	£67.8bn

Risk weighted assets[1]	£0.1bn	£0.1bn	£3.7bn

1	30.6.09 includes assets and risk weighted assets relating to Barclays Global Investors discontinued operations.

Barclays PLC – 2010 Interim Results	25

Results by Business

Investment Management

Investment Management profit before tax of £31m (2009: £37m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc.

Total assets as at 30th June 2010 of £3.6bn (31st December 2009: £5.4bn) reflected the value of the 37.567m shares held in BlackRock, Inc. at the closing market price on 30th June 2010 of US$ 143.40 (31st December 2009: US$ 232.20).

This investment is carried as an available for sale financial instrument with the downward fair value movement of £2.2bn taken to the available for sale reserve. The offsetting appreciation in the shares’ US Dollar value against Sterling of £0.4bn was hedged by foreign exchange instruments.

The holding was assessed for impairment by the Group as at 30th June 2010 in line with Group accounting policy. This analysis identified that the reduction in fair value was not significant or prolonged in the context of observed market volatility and, as such, there was no impairment as at 30th June 2010.

Barclays PLC – 2010 Interim Results	26

Results by Business

Absa

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	737	684	616

Net fee and commission income	538	509	434

Net trading income/(loss)	23	6	(11)

Net investment (loss)/income	(16)	62	66

Net premiums from insurance contracts	187	156	138

Other income	23	22	42

Total income	1,492	1,439	1,285

Net claims and benefits incurred under insurance contracts	(113)	(96)	(75)

Total income net of insurance claims	1,379	1,343	1,210

Impairment charges and other credit provisions	(282)	(272)	(295)

Net income	1,097	1,071	915

Operating expenses excluding amortisation of intangible assets	(756)	(768)	(632)

Amortisation of intangible assets	(28)	(26)	(25)

Operating expenses	(784)	(794)	(657)

Share of post-tax results of associates and joint ventures	1	(4)	-

Profit/(loss) on disposal of subsidiaries, associates and joint ventures	4	(4)	1

Profit before tax	318	269	259

Balance Sheet Information

Loans and advances to customers at amortised cost	£37.3bn	£36.4bn	£34.1bn

Customer accounts	£20.7bn	£19.7bn	£18.0bn

Total assets	£47.0bn	£45.8bn	£42.6bn

Risk weighted assets	£23.1bn	£21.4bn	£20.2bn

Performance Measures

Loan loss rate (bps)	147	146	168

Cost:income ratio	57%	59%	54%

Cost:net income ratio	71%	74%	72%

Barclays PLC – 2010 Interim Results	27

Results by Business

Absa

Absa profit before tax increased 23% (£59m) to £318m (2009: £259m) mainly as a result of the 19% appreciation of the Rand against Sterling. Rand income declined slightly with cost growth offset by lower impairments.

Income increased 14% (£169m) to £1,379m (2009: £1,210m) predominantly reflecting the impact of exchange rate movements.

Net interest income improved 20% (£121m) to £737m (2009: £616m) reflecting the appreciation in the average value of the Rand against Sterling and an increase in the net interest margin. Average customer assets increased 15% to £36.6bn (2009: £31.8bn) purely driven by appreciation of the Rand. Mortgages remained relatively flat, while instalment finance showed a decline with the run-off outweighing new sales. The assets margin decreased as a result of the higher cost of wholesale funding. Average customer liabilities increased 24% to £20.4bn (2009: £16.5bn), primarily driven by the appreciation of the Rand. Retail savings and commercial cheque and call deposits had growth of 4.9% and 3.7% respectively in Rand terms. The liability margin was in line with the previous year as the improvement in retail cheque accounts, fixed and notice deposits offsets the decline in business customers’ call, cheque and fixed deposits. The decline in business customers’ deposit margins is indicative of the significant competition in the market for deposits.

Net fee and commission increased 24% (£104m) to £538m (2009: £434m), mainly reflecting the impact of exchange rate movements as well as some pricing increases and volume growth.

Net trading income increased £34m to £23m (2009: loss of £11m), with net investment income decreasing £82m to a loss of £16m (2009:£66m). These movements reflect the non-recurrence of the gain of £17m from the sale of shares in MasterCard and the adverse impact of mark to market adjustments on Visa of a £9m loss compared to a £7m gain in 2009.

Net premiums from insurance contracts increased 36% (£49m) to £187m (2009: £138m) reflecting volume growth in both life and short-term insurance and the impact of exchange rate movements.

Other income decreased £19m to £23m (2009: £42m) reflecting lower mark-to-market adjustments on investment property portfolios.

Impairment charges decreased by 4% (£13m) to £282m (2009: £295m) mainly as a result of the continuing improvement in the retail portfolios associated with the moderate economic climate. This was offset by the impact of exchange rate movements. In local currency, impairment charges fell by 18%.

Operating expenses increased 19% (£127m) to £784m (2009: £657m) reflecting the impact of exchange rate movements partially offset by a one-off credit relating to the Group’s recognition of a pension surplus. As a result, the cost:income ratio deteriorated from 54% to 57%.

Total assets increased 3% to £47.0bn (31st December 2009: £45.8bn) and risk weighted assets increased 8% (£1.7bn) to £23.1bn (31st December 2009: £21.4bn), reflecting the impact of exchange rate movements.

Barclays PLC – 2010 Interim Results	28

Results by Business

Head Office Functions and Other Operations

Income Statement Information	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income/(expense)	164	4	(511)

Net fee and commission expense	(273)	(192)	(226)

Net trading (loss)/income	(3)	(371)	80

Net investment loss	-	(32)	(2)

Net premiums from insurance contracts	41	45	47

Other income	35	51	1,135

Total (loss)/income	(36)	(495)	523

Impairment charges and other credit provisions	5	(15)	(1)

Net (loss)/income	(31)	(510)	522

Operating expenses	(390)	(378)	(192)

Share of post-tax results of associates and joint ventures	-	-	1

Profit/(loss) on disposal of associates and joint ventures	-	8	(1)

(Loss)/profit before tax	(421)	(880)	330

Balance Sheet Information

Total assets	£13.7bn	£6.4bn	£6.1bn

Risk weighted assets	£1.8bn	£0.9bn	£0.1bn

Barclays PLC – 2010 Interim Results	29

Results by Business

Head Office Functions and Other Operations

Head Office Functions and Other Operations profit before tax decreased £751m to a loss of £421m (2009: profit of £330m). The first half of 2009 included £1,109m relating to a net gain on debt buy-backs.

Total income decreased £559m to a loss of £36m (2009: income of £523m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations.

Net interest income increased £675m to £164m (2009: loss of £511m) primarily due to reduced costs of central funding activity as the money market dislocations eased and a £235m increase in consolidation adjustments on hedging derivatives, with the corresponding expense being recorded in net trading income.

Net fees and commissions expense increased £47m to £273m (2009: £226m) driven by increases in fees for structured capital market activities to £191m (2009: £147m).

Net trading income decreased £83m to a loss of £3m (2009: profit of £80m). During the half year a repatriation of capital from an overseas operation led to reclassification of £221m of profit from the currency translation reserve to the income statement. This was more than offset by the £235m increase in consolidation adjustments on hedging derivatives, noted above, and net losses on hedging activities.

Other income decreased £1,100m to £35m (2009: £1,135m) reflecting gains in 2009 of £1,127m on exchange of upper Tier 2 perpetual debt for new issuances of lower Tier 2 dated loan stock.

Operating expenses increased £198m to £390m (2009: £192m), largely due to a provision of £194m in relation to the possible resolution of a review of Barclays compliance with US economic sanctions legislation and UK bank payroll taxes of £51m.

Total assets increased 114% to £13.7bn (31st December 2009: £6.4bn) driven mainly by a change in hedging strategy.

1

Exchange differences arising from translation of foreign operations are included within cumulative translation reserves which are then released to the profit and loss account on disposal or partial disposal of the operation.

Barclays PLC – 2010 Interim Results	30

Intentionally left blank

Barclays PLC – 2010 Interim Results	31

Risk Management

Overview of Barclays Risk Exposures

Overall impairment charges fell during the first half of 2010 reflecting generally improving credit conditions in our main markets. In the UK, GDP growth has been moderate, labour and housing markets have shown more resilience. Interest rates remained low, which has supported improved credit conditions. The economic environment in many other key markets has also begun to show signs of improvement. The most material risks to this outlook relate to the uncertainty in the strength of the global economic recovery, which would affect unemployment, asset values and interest rates over time.

Barclays continues to manage actively its businesses to mitigate these risks and address these challenges. There have been no material changes to the risk management processes as described in the Risk Management section of Barclays Annual Report and Accounts for the year ended 31st December 2009.

Pages 35 to 61 of this Results Announcement provide details with respect to Barclays risk exposures:

—

Pages 35 to 48 provide an analysis of the key credit risks faced by Barclays across a number of asset classes and businesses, referencing significant portfolios and including summary measures of asset quality. Additional information referenced in this section is to be found in the notes to the financial statements. Further information on the detail within this section is as follows:

–	Analysis of total assets by valuation basis and underlying asset class (pages 33 to 34)

–	Quality of loans and advances to banks and customers, with further information being provided on:

>	Loans and advances, impairment charges and segmental analyses (pages 35 to 38)

>	Potential Credit Risk Loans and Coverage Ratios (pages 39 to 40)

>	Wholesale Credit Risk (pages 41 to 44)

>	Retail Credit Risk (pages 45 to 47)

–	Analysis of the credit quality of debt and similar securities, other than loans held within Barclays (page 48)

—	Pages 49 to 50 provide an analysis of market risk and, in particular, Barclays Capital’s DVaR

—

Pages 51 to 53 set out the key measures of liquidity risk, including the Group liquidity pool, term financing and funding structure, GRB, Barclays Corporate, Wealth and Head Office functions funding and Barclays Capital funding

—

Pages 54 to 59 provide detailed disclosures and analysis of Barclays Capital credit market assets by asset class, covering current exposures, performance in the year, sales and paydowns, foreign exchange movements and, where appropriate, details of collateral held, geographic spread, vintage and credit quality

—	Pages 60 to 61 provide exposures for selected Eurozone countries

Barclays is also affected by legal risk and regulatory compliance risk. Certain information regarding these risks can be found on pages 85 to 86. Other principal risks discussed in the 2009 Annual Report remain unchanged from the year end.

Barclays PLC – 2010 Interim Results	32

Risk Management

Analysis of Total Assets

		Accounting Basis
Assets as at 30.06.10	Total Assets £m	Cost Based Measure £m	Fair Value £m
Cash and balances at central banks	103,928	103,928	-

Items in the course of collection from other banks	961	961	-

Treasury & other eligible bills	3,955	-	3,955

Debt securities	137,456	-	137,456

Equity securities	21,365	-	21,365

Traded loans	2,562	-	2,562

Commodities[6]	1,691	-	1,691

Trading portfolio assets	167,029	-	167,029

Financial Assets Designated at Fair Value

Loans and advances	24,056	-	24,056

Debt securities	3,192	-	3,192

Equity securities	4,701	-	4,701

Other financial assets[7]	9,346	-	9,346

Held for own account	41,295	-	41,295

Held in respect of linked liabilities to customers under investment contracts[8]	1,469	-	1,469

Derivative financial instruments	505,210	-	505,210

Loans and advances to banks	45,924	45,924	-

Loans and advances to customers	448,266	448,266	-

Debt securities	42,348	-	42,348

Equity securities	4,741	-	4,741

Treasury & other eligible bills	5,585	-	5,585

Available for sale financial instruments	52,674	-	52,674

Reverse repurchase agreements and cash collateral on securities borrowed	197,050	197,050	-

Other assets	23,340	22,085	1,255

Total assets as at 30.06.10	1,587,146	818,214	768,932

Total assets as at 31.12.09	1,378,929	710,512	668,417

1	Further analysis of loans and advances is on pages 35 to 38.
2	Further analysis of debt securities and other bills is on page 48.
3	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.
4	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Barclays PLC – 2010 Interim Results	33

Risk Management

Analysis of Total Assets						Sub Analysis
Loans and Advances[1] £m	Derivatives £m	Debt Securities and Other Bills[2] £m	Reverse Repurchase Agreements[3] £m	Equity Securities[4] £m	Other £m	Credit Market Exposures[5] £m
-	-	-	-	-	103,928	-

-	-	-	-	-	961	-

-	-	3,955	-	-	-	-
-	-	137,456	-	-	-	231
-	-	-	-	21,365	-	-
2,562	-	-	-	-	-	-
-	-	-	-	-	1,691	-
2,562	-	141,411	-	21,365	1,691	231

24,056	-	-	-	-	-	6,482
-	-	3,192	-	-	-	-
-	-	-	-	4,701	-	-
-	-	-	8,624	-	722	-
24,056	-	3,192	8,624	4,701	722	6,482

-	-	-	-	-	1,469	-

-	505,210	-	-	-	-	2,527

45,924	-	-	-	-	-	-

448,266	-	-	-	-	-	15,216

-	-	42,348	-	-	-	455
-	-	-	-	4,741	-	-
-	-	5,585	-	-	-	-
-	-	47,933	-	4,741	-	455

-	-	-	197,050	-	-	-

-	-	-	-	-	23,340	1,252

520,808	505,210	192,536	205,674	30,807	132,111	26,163

487,268	416,815	180,334	151,188	32,534	110,790	26,601

5

Further analysis of Barclays Capital credit market exposures is on pages 54 to 59. Undrawn commitments of £219m (31st December 2009: £257m) are off-balance sheet and therefore not included in the table above.

6	Commodities primarily consist of physical inventory positions.
7	These instruments consist primarily of reverse repurchase agreements designated at fair value.
8

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Barclays PLC – 2010 Interim Results	34

Risk Management

Credit Risk

Loans and Advances to Customers and Banks

Total loans and advances to customers and banks increased 7% to £520,808m (31st December 2009: £487,268m). Loans and advances at amortised cost were £494,190m (31st December 2009: £461,359m) and loans and advances at fair value were £26,618m (31st December 2009: £25,909m).

Total loans and advances to customers and banks at amortised cost gross of impairment increased by £33,782m (7%) to £505,937m (31st December 2009: £472,155m) with rises in both the wholesale (9%) and retail (5%) portfolios.

The principal drivers for this increase were:

—

Barclays Capital, where loans and advances increased 15% to £190,941m (31st December 2009: £165,624m). This was driven by increases in settlement balances and cash collateral provided against derivative trades and the net depreciation of Sterling relative to other currencies, offset by a reduction in borrowings. The corporate and government lending portfolio declined 10% to £49,113m (31st December 2009: £54,342m), primarily due to reductions in borrowings by customers offset by increases due to the net depreciation in the value of Sterling relative to other currencies

—	UK Retail Banking, due to the acquisition of the Standard Life Bank mortgage portfolio and increased lending in Home Finance

This was partially offset by a reduction of £3,329m (5%) in Barclays Corporate, due to lower customer demand in UK & Ireland operations.

Loans and Advances at Amortised Cost

As at 30.06.10	Gross Loans & Advances £m	Impairment Allowance £m	Loans & Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans & Advances %	Impairment Charge[1] £m	Loan Loss Rates[2] bp
Wholesale - customers	234,738	5,007	229,731	11,005	4.7%	1,214	103

Wholesale - banks	45,984	60	45,924	55	0.1%	(6)	(3)
Total wholesale	280,722	5,067	275,655	11,060	3.9%	1,208	86

Retail - customers	225,215	6,680	218,535	11,657	5.2%	1,773	157
Total retail	225,215	6,680	218,535	11,657	5.2%	1,773	157

Total	505,937	11,747	494,190	22,717	4.5%	2,981	118

As at 31.12.09
Wholesale - customers	217,470	4,616	212,854	10,982	5.0%	3,428	158

Wholesale - banks	41,196	61	41,135	57	0.1%	11	3
Total wholesale	258,666	4,677	253,989	11,039	4.3%	3,439	133

Retail - customers	213,489	6,119	207,370	11,349	5.3%	3,919	184
Total retail	213,489	6,119	207,370	11,349	5.3%	3,919	184

Total	472,155	10,796	461,359	22,388	4.7%	7,358	156

1	For 30.06.10, the impairment charge provided above relates to the six months ended 30.06.10. For 31.12.09, the impairment charge provided above relates to the twelve months ended 31.12.09.
2	The loan loss rates for 30.06.10 have been calculated on an annualised basis.

Barclays PLC – 2010 Interim Results	35

Risk Management

Impairment Charges

Impairment charges on loans and advances fell 24% (£922m) to £2,981m (2009: £3,903m). The fall reflected generally improving credit conditions in Barclays main markets, which led to lower charges across the majority of businesses but predominantly in the wholesale portfolios, where charges against credit market exposures fell and single name charges were generally lower. This reduction was achieved in spite of an increase of £433m in impairment on the Barclays Corporate loan book in Spain. In the retail portfolios, impairment performance improved as delinquency rates fell across Barclays businesses, most notably our UK, US, Spanish and Indian books.

As a result of this fall in impairment and the rise in loans and advances, the impairment charges as a percentage of period end Group total loans and advances decreased to 118bps (2009: 165bps).

Impairment Charges and Other Credit Provisions

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Impairment charges on loans and advances (note 22)	2,970	3,460	3,870
Charges in respect of undrawn facilities and guarantees	11	(5)	33
Impairment charges on loans and advances and other credit provisions	2,981	3,455	3,903
Impairment charges on reverse repurchase agreements	2	40	3
Impairment charges on available for sale assets	97	20	650
Impairment charges and other credit provisions	3,080	3,515	4,556

In Corporate and Investment Banking and Barclays Wealth, impairment fell by 39% (£774m) to £1,186m (2009: £1,960m), reflecting lower charges against credit market exposures and fewer charges against large single name exposures, partially offset by higher charges against property and construction related names in Spain. The loan loss rate for the first half of 2010 was 86bps (2009: 148bps).

The impairment charge in Global Retail Banking fell by 8% (£129m) to £1,518m (2009: £1,647m) with lower charges across the majority of portfolios, reflecting improving credit conditions across all regions, which favourably impacted delinquency rates and reduced the loan loss rate for the first half of 2010 to 159bps (2009: 191bps).

In Absa, impairment fell by 4% (£13m) to £282m (2009: £295m) as a result of continued improvement in the retail portfolios offset by currency movements. The loan loss rate for the first half of 2010 was 147bps (2009: 168bps).

The impairment charge against available for sale assets and reverse repurchase agreements fell by 85% (£554m) to £99m (2009: £653m), principally driven by lower impairment against credit market exposures.

Barclays PLC – 2010 Interim Results	36

Risk Management

Impairment Charges and other Credit Provisions by Business

Half Year Ended 30.06.2010	Loans and Advances[1] £m	Available for Sale Assets £m	Reverse Repurchase Agreements £m	Total £m
Global Retail Banking	1,518	-	-	1,518

UK Retail Banking	447	-	-	447

Barclaycard	890	-	-	890

Western Europe Retail Banking	133	-	-	133

Barclays Africa	48	-	-	48

Corporate and Investment Banking, and Barclays Wealth	1,186	97	2	1,285

Barclays Capital[2]	322	(15)	2	309

Barclays Corporate	837	112	-	949

Barclays Wealth	27	-	-	27

Absa	282	-	-	282

Head Office Functions and Other Operations	(5)	-	-	(5)
Total impairment charges and other credit provisions	2,981	97	2	3,080

Half Year Ended 31.12.2009
Global Retail Banking	1,637	4	-	1,641

UK Retail Banking	510	-	-	510

Barclaycard	883	-	-	883

Western Europe Retail Banking	186	4	-	190

Barclays Africa	58	-	-	58

Corporate and Investment Banking, and Barclays Wealth	1,533	14	40	1,587

Barclays Capital[2]	667	10	40	717

Barclays Corporate	836	4	-	840

Barclays Wealth	30	-	-	30

Absa	272	-	-	272

Head Office Functions and Other Operations	13	2	-	15
Total impairment charges and other credit provisions	3,455	20	40	3,515

Half Year Ended 30.06.2009
Global Retail Banking	1,647	-	-	1,647

UK Retail Banking	521	-	-	521

Barclaycard	915	-	-	915

Western Europe Retail Banking	148	-	-	148

Barclays Africa	63	-	-	63

Corporate and Investment Banking, and Barclays Wealth	1,960	650	3	2,613

Barclays Capital[2]	1,231	640	3	1,874

Barclays Corporate	708	10	-	718

Barclays Wealth	21	-	-	21

Absa	295	-	-	295

Head Office Functions and Other Operations	1	-	-	1
Total impairment charges and other credit provisions	3,903	650	3	4,556

1	Includes charges in respect of undrawn facilities and guarantees.
2

Credit market related impairment charges within Barclays Capital comprised £311m (2009: £706m) against loans and advances, £nil (2009: £464m) against available for sale assets and £nil (2009: £nil) against reverse repurchase agreements.

Barclays PLC – 2010 Interim Results	37

Risk Management

Gross Loans and Advances at Amortised Cost by Geographical Area and Industry Sector

As at 30.06.10	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Financial institutions	30,972	37,284	66,119	5,743	20,118	160,236

Agriculture, forestry and fishing	2,108	149	-	1,755	6	4,018

Manufacturing	7,179	5,034	1,411	1,083	2,256	16,963

Construction	3,859	1,363	5	1,525	125	6,877

Property	12,287	3,671	360	3,341	1,722	21,381

Government and central banks	616	1,467	614	3,041	4,090	9,828

Energy and water	2,174	2,324	1,851	163	1,954	8,466

Wholesale and retail distribution and leisure	11,110	2,411	775	1,864	1,678	17,838

Transport	3,376	1,821	263	220	1,471	7,151

Postal and communications	1,615	743	111	658	650	3,777

Business and other services	18,282	4,823	1,348	5,080	2,714	32,247

Home loans	100,475	34,259	64	22,504	1,448	158,750

Other personal	30,039	7,439	7,524	1,036	1,938	47,976

Finance lease receivables	2,813	1,969	295	5,147	205	10,429
Total loans and advances to customers and banks	226,905	104,757	80,740	53,160	40,375	505,937

As at 31.12.09
Financial institutions	26,687	26,977	59,212	4,365	15,369	132,610

Agriculture, forestry and fishing	2,192	187	1	1,936	5	4,321

Manufacturing	8,549	5,754	797	1,419	2,336	18,855

Construction	3,544	1,610	7	903	239	6,303

Property	13,514	4,224	428	4,154	1,148	23,468

Government and central banks	913	770	360	3,072	4,111	9,226

Energy and water	2,447	3,882	2,336	158	1,912	10,735

Wholesale and retail distribution and leisure	12,792	2,428	720	1,789	2,017	19,746

Transport	2,784	1,905	383	368	1,844	7,284

Postal and communications	1,098	649	355	715	610	3,427

Business and other services	16,577	4,878	1,721	4,319	2,782	30,277

Home loans	90,903	35,752	19	22,057	1,007	149,738

Other personal	27,687	7,403	7,410	964	1,507	44,971

Finance lease receivables	3,021	2,636	318	5,018	201	11,194
Total loans and advances to customers and banks	212,708	99,055	74,067	51,237	35,088	472,155

Barclays PLC – 2010 Interim Results	38

Risk Management

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	30.06.10	31.12.09	30.06.10	31.12.09	30.06.10	31.12.09
Home Loans	3,873	3,604	185	135	4,058	3,739

Unsecured and Other	7,784	7,745	538	559	8,322	8,304
Retail	11,657	11,349	723	694	12,380	12,043

Wholesale	11,060	11,039	2,732	2,674	13,792	13,713
Group	22,717	22,388	3,455	3,368	26,172	25,756

	Impairment Allowance		CRL Coverage		PCRL Coverage
	30.06.10	31.12.09	30.06.10	31.12.09	30.06.10	31.12.09
Home Loans	650	639	16.8%	17.7%	16.0%	17.1%

Unsecured and Other	6,030	5,480	77.5%	70.8%	72.5%	66.0%
Retail	6,680	6,119	57.3%	53.9%	54.0%	50.8%

Wholesale	5,067	4,677	45.8%	42.4%	36.7%	34.1%
Group	11,747	10,796	51.7%	48.2%	44.9%	41.9%

Credit Risk Loans

The Group’s Credit Risk Loans (CRLs) rose 1% to £22,717m (31st December 2009: £22,388m) in 2010. However, the net inflows to the Group continued to fall, quarter-on-quarter, from 17% in Q1 2009 to 3% in Q1 2010 and a net reduction of 1% in Q2 2010.

CRLs in the Retail portfolios rose by 3% to £11,657m (31st December 2009: £11,349m) reflecting an increase in Retail Home Loans of £269m (7%) to £3,873m (31st December 2009: £3,604m) primarily due to an increase in recovery balances in the Absa Home Loans portfolio and the inclusion of Standard Life Bank in UK Retail Banking. Unsecured and Other portfolios remained broadly stable at £7,784m (31st December 2009: £7,745m).

CRLs in the Corporate and Wholesale portfolios remained broadly unchanged at £11,060m (31st December 2009: £11,039m). Wholesale CRL balances were lower in Barclays Capital and Barclays Corporate - UK & Ireland, as credit conditions led to improvements across default grades and an improvement in credit market exposures. This was offset by an increase in CRL balances in Continental Europe, primarily Spain, due to deterioration in the property sector.

Potential Problem Loans

The Group’s Potential Problem Loans (PPLs) balance rose by 3% to £3,455m (31st December 2009: £3,368m). In the Retail portfolios, PPLs rose 4% (£29m) to £723m (31st December 2009: £694m) as balances increased by £50m in Retail Home Loans, primarily due to an increase in UK Retail Banking as a result of better alignment of definitions across portfolios. This was partially offset by a fall of £21m in Unsecured and Other portfolios, mainly due to lower balances in Western Europe Retail Bank, primarily Spain. PPL balances rose 2% (£58m) in Wholesale portfolios to £2,732m (31st December 2009: £2,674m) mainly reflecting a rise in Barclays Capital, partially offset by a reduction in Spanish balances followed into the CRL categories.

Potential Credit Risk Loans

As a result of the increases in CRLs and PPLs, Group Potential Credit Risk Loan (PCRL) balances increased 2% to £26,172m (31st December 2009: £25,756m).

PCRL balances rose in Retail Home Loans by 9% to £4,058m (31st December 2009: £3,739m) while in Retail Unsecured and Other portfolios they remained broadly unchanged at £8,322m (31st December 2009: £8,304m).

Total PCRL balances in the Corporate and Wholesale portfolios remained broadly unchanged at £13,792m (31st December 2009: £13,713m).

Barclays PLC – 2010 Interim Results	39

Risk Management

Impairment Allowances and Coverage Ratios

Impairment allowances increased 9% to £11,747m (31st December 2009: £10,796m), reflecting increased impairment against delinquent assets across the majority of retail businesses as they flowed into later cycles and increased impairment charges against the Spanish property sectors, which has been reflected in Barclays Corporate – Continental Europe.

Retail impairment allowances rose by 2% in Retail Home Loans to £650m (31st December 2009: £639m) and by 10% in Retail Unsecured and Other portfolios to £6,030m (31st December 2009: £5,480m) as impairment stock increased against delinquent assets flowing into later cycles. The CRL coverage ratio in Retail Home Loans reduced to 16.8% (31st December 2009: 17.7%), and the PCRL coverage ratio reduced to 16.0% (31st December 2009: 17.1%). The CRL coverage ratio in Retail Unsecured and Other portfolios increased to 77.5% (31st December 2009: 70.8%) and the PCRL coverage ratio increased to 72.5% (31st December 2009: 66.0%).

In the Corporate and Wholesale portfolios, impairment allowances increased 8% to £5,067m (31st December 2009: £4,677m) reflecting the increase in Barclays Corporate - Continental Europe. The CRL coverage ratio rose to 45.8% (31st December 2009: 42.4%), and the PCRL coverage ratio rose to 36.7% (31st December 2009: 34.1%).

The CRL coverage ratios in Retail Home Loans, Retail Unsecured and Other and Corporate and Wholesale portfolios remain within typical severity rates ranges for these types of products. The Group’s CRL coverage ratio increased to 51.7% (31st December 2009: 48.2%), and its PCRL coverage ratio also increased to 44.9% (31st December 2009: 41.9%).

Barclays PLC – 2010 Interim Results	40

Risk Management

Wholesale Credit Risk

Loans and advances to customers and banks in the wholesale portfolios increased by £22,056m (9%) to £280,722m (31st December 2009: £258,666m), primarily as a result of a £25,317m (15%) rise in Barclays Capital to £190,941m (31st December 2009: £165,624m). This was driven by an increase in settlement balances, an increase in the cash collateral held against derivative trades and the net depreciation of Sterling relative to other currencies offset by a reduction in borrowings. The corporate and government lending portfolio in Barclays Capital declined 10% to £49,113m (31st December 2009: £54,342m), primarily due to reductions in borrowing by customers offset by increases due to the net depreciation in the value of Sterling relative to other currencies. Loans and advances fell in Barclays Corporate by £3,139m (4%) to £67,986m (31st December 2009: £71,125m), due to reduced customer demand in UK and Ireland. The increase of £777m (8%) in balances at Absa was primarily due to the appreciation of the Rand against Sterling during 2010. In Rand terms, balances were stable.

In the wholesale portfolios, the impairment charge against loans and advances fell by £714m (37%) to £1,208m (31st December 2009: £1,922m) mainly due to a decrease in Barclays Capital, driven by lower charges against credit market exposures and lower charges against single names in the general loan book. This was partially offset by an increase in the Barclays Corporate impairment charge as a result of deteriorating credit conditions in the Spanish property and construction market leading to significantly higher charges in Continental Europe, although this was mitigated by lower default rates and fewer single name charges in UK & Ireland and New Markets.

The loan loss rate across the Group’s wholesale portfolios for the first half of 2010 was 86bps (full year 2009: 133bps), reflecting the fall in impairment and the 9% rise in wholesale loans and advances.

As Barclays enters the second half of 2010, the principal uncertainties relating to the performance of the wholesale portfolios are:

—

The extent and sustainability of economic recovery in the UK, US, Spain and South Africa as governments consider how to tackle large budget deficits through fiscal tightening which will impact economic growth

—	The potential for single name risk and for losses in different sectors and geographies

—	Possible deterioration in Barclays remaining credit market exposures, including commercial real estate and leveraged finance

—	The impact of potentially deteriorating sovereign credit quality on the credit performance of related corporate lending

Barclays PLC – 2010 Interim Results	41

Risk Management

Wholesale Loans and Advances (L&A) at Amortised Cost

As at 30.06.10[1]	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Impairment Charge[2] £m	Loan Loss Rates[3] bps
UK Retail Banking	4,104	68	4,036	272	6.6%	42	205

Barclaycard[4]	391	6	385	8	2.0%	10	512

Barclays Africa	2,785	126	2,659	223	8.0%	16	115

Barclays Capital	190,941	2,881	188,060	5,772	3.0%	322	34

Barclays Corporate	67,986	1,700	66,286	3,710	5.5%	762	224

Barclays Wealth	2,839	53	2,786	202	7.1%	10	70

Absa	10,854	221	10,633	790	7.3%	51	94

Head Office	822	12	810	83	10.1%	(5)	(122)
Total	280,722	5,067	275,655	11,060	3.9%	1,208	86

As at 31.12.09[1]
UK Retail Banking	4,002	56	3,946	247	6.2%	95	238

Barclaycard[4]	322	4	318	10	3.1%	17	528

Barclays Africa	2,991	124	2,867	227	7.6%	33	110

Barclays Capital	165,624	3,025	162,599	6,411	3.9%	1,898	115

Barclays Corporate	71,125	1,204	69,921	3,148	4.4%	1,298	182

Barclays Wealth	3,495	43	3,452	179	5.1%	17	49

Absa	10,077	195	9,882	690	6.8%	67	66

Head Office	1,030	26	1,004	127	12.4%	14	137
Total	258,666	4,677	253,989	11,039	4.3%	3,439	133

Analysis of Wholesale Loans and Advances at Amortised Cost Net of Impairment Allowances

	Corporate		Government		Settlement Balances and Cash Collateral		Other Wholesale		Total Wholesale
Wholesale[1]	30.06.10 £m	31.12.09 £m	30.06.10 £m	31.12.09 £m	30.06.10 £m	31.12.09 £m	30.06.10 £m	31.12.09 £m	30.06.10 £m	31.12.09 £m
UK Retail Banking	4,036	3,946	-	-	-	-	-	-	4,036	3,946

Barclay-card[4]	385	318	-	-	-	-	-	-	385	318

Barclays Africa	1,939	2,056	96	141	-	-	624	670	2,659	2,867

Barclays Capital	44,675	49,849	3,707	3,456	85,870	55,672	53,808	53,622	188,060	162,599

Barclays Corporate	65,790	69,553	372	211	-	-	124	157	66,286	69,921

Barclays Wealth	2,180	2,818	146	162	-	-	460	472	2,786	3,452

Absa	9,037	8,695	717	263	-	-	879	924	10,633	9,882

Head Office	810	1,004	-	-	-	-	-	-	810	1,004
Total	128,852	138,239	5,038	4,233	85,870	55,672	55,895	55,845	275,655	253,989

1	Loans and advances to business customers in Western Europe Retail Banking are included in the Retail Loans and Advances to customers at amortised cost table on page 45.
2	For 30.06.10, the impairment charge provided above relates to the six months ended 30.06.10. For 31.12.09, the impairment charge provided above relates to the twelve months ended 31.12.09.
3	The loan loss rates for 30.06.10 have been calculated on an annualised basis. The loan loss rates for 31.12.09 have been calculated on the 12 months ended 31.12.09.
4	Barclaycard represents corporate credit and charge cards.

Barclays PLC – 2010 Interim Results	42

Risk Management

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

As at 30.06.10 Loans and Advances to Banks	Gross L&A £m	Impair- ment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Impair- ment Charge[1] £m	Loan Loss Rates[2] bp
Cash collateral and settlement balances	21,598	-	21,598	-	-	-	-

Interbank lending	20,974	60	20,914	55	0.3%	(6)	(6)

Loans and Advances to Customers

Corporate and Government lending	49,113	731	48,382	1,357	2.8%	207	84

ABS CDO Super Senior	3,760	1,860	1,900	3,760	100.0%	113	601

Other wholesale lending	31,224	230	30,994	600	1.9%	8	5

Cash collateral and settlement balances	64,272	-	64,272	-	-	-	-
Total	190,941	2,881	188,060	5,772	3.0%	322	34

As at 31.12.09 Loans and Advances to Banks
Cash collateral and settlement balances	15,893	-	15,893	-	-	-	-

Interbank lending	21,722	61	21,661	57	0.3%	14	6

Loans and Advances to Customers

Corporate and Government lending	54,342	1,037	53,305	2,198	4.0%	1,115	205

ABS CDO Super Senior	3,541	1,610	1,931	3,541	100.0%	714	2,016

Other wholesale lending	30,347	317	30,030	615	2.0%	55	18

Cash collateral and settlement balances	39,779	-	39,779	-	-	-	-
Total	165,624	3,025	162,599	6,411	3.9%	1,898	115

Barclays Capital wholesale loans and advances increased 15% to £190,941m (31st December 2009: £165,624m). This was driven by an increase in settlement balances, an increase in the cash collateral held against derivative trades and the net depreciation in the value of Sterling relative to other currencies offset by a reduction in borrowings.

The corporate and government lending portfolio declined 10% to £49,113m (31st December 2009: £54,342m), primarily due to a reduction in borrowings by customers offset by increases due to the net depreciation in the value of Sterling relative to other currencies.

Included within corporate and government lending and other wholesale lending portfolios are £4,512m (31st December 2009: £5,646m) of loans backed by retail mortgage collateral classified within financial institutions.

1	For 30.06.10, the impairment charge provided above relates to the six months ended 30.06.10. For 31.12.09, the impairment charge provided above relates to the twelve months ended 31.12.09.
2	The loan loss rates for 30.06.10 have been calculated on an annualised basis.

Barclays PLC – 2010 Interim Results	43

Risk Management

Loans and Advances Held at Fair Value

	As at 30.06.10 £m	As at 31.12.09 £m

Government	4,916	5,024

Financial Institutions	3,815	3,543

Transport	241	177

Postal and Communications	517	179

Business and other services	3,178	2,793

Manufacturing	483	1,561

Wholesale and retail distribution and leisure	559	664

Construction	333	237

Property	12,184	11,490

Energy and Water	392	241
Total	26,618	25,909

Barclays Capital loans and advances held at fair value were £12,222m (31st December 2009: £12,835m). Included within this balance is £6,482m relating to credit market exposures, the majority of which is made up of commercial real estate loans. The balance of £5,740m primarily comprises loans to financial institutions.

Barclays Corporate loans and advances held at fair value, which comprise lending to property, government and business and other services, were £14,396m (31st December 2009: £13,074m). The fair value of these loans and any movements are matched by offsetting fair value movements on hedging instruments.

Barclays PLC – 2010 Interim Results	44

Risk Management

Retail Credit Risk

Loans and advances to customers in the retail portfolios increased by £11,726m (5%) to £225,215m (31st December 2009: £213,489m). This was driven by an increase in UK Retail Banking, with balances in most other businesses remaining stable. The increase of £10,801m (11%) to £111,865m (31st December 2009: £101,064m) primarily reflected the acquisition of Standard Life Bank mortgage portfolio and increased lending in the UK Home Finance portfolio. Western Europe Retail Banking decreased by £1,126m (3%), which primarily reflected the depreciation of the Euro against Sterling partially offset by steady growth in Italy and Spain mortgages. The increase of £208m (1%) of balances in Absa was principally due to the appreciation of the Rand against Sterling during 2010 offset by a 4% fall in balances in Rand terms.

In the retail portfolios, the impairment charge against loans and advances fell by £208m (10%) to £1,773m (2009: £1,981m) due to improving economic conditions, particularly in the labour and housing markets and the low interest rate environment. The largest improvement was in the Retail portfolios of Barclays Corporate, which decreased by £67m (47%) to £75m, reflecting improving delinquency performance in the Indian book. The decrease of £64m (14%) to £405m in UK Retail Banking was driven by lower charge-offs in unsecured loans and a rise in house prices, which positively impacted Home Finance impairment allowances. The decrease of £27m (3%) in Barclaycard to £880m reflected positive underlying delinquency and bankruptcy trends, most notably in US Cards. Impairment charges were also lower in Western Europe Retail Banking, primarily due to improved collection performance and improving delinquency rates in Spanish cards, and in Barclays Africa mainly as a result of improved collection performance in the Egyptian and Zambian portfolios.

The loan loss rate across the Group’s retail portfolios for the first half of 2010 was 157bps (full year 2009: 184bps).

As Barclays enters the second half of 2010, the principal uncertainties relating to the performance of the Group’s retail portfolios are:

—

The extent and sustainability of economic recovery in the UK, US, Spain and South Africa as governments consider how to tackle large budget deficits through fiscal tightening, which will negatively affect net disposable income and impact economic growth

—	The extent and duration of increases in unemployment and the speed and extent of rises in interest rates, as retail portfolio delinquency rates remain very sensitive to economic conditions

—	The possibility of any further falls in residential property prices in the UK, South Africa and Western Europe

Retail Loans and Advances (L&A) to Customers at Amortised Cost

As at 30.06.10	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Impairment Charge[1] £m	Loan Loss Rates[2] bp

UK Retail Banking	111,865	1,715	110,150	3,061	2.7%	405	72

Barclaycard	29,459	2,955	26,504	3,459	11.7%	880	597

WE Retail Banking[3]	40,886	756	40,130	1,473	3.6%	133	65

Barclays Africa	2,006	161	1,845	180	9.0%	32	319

Barclays Corporate[4]	1,692	289	1,403	320	18.9%	75	887

Barclays Wealth	11,811	69	11,742	379	3.2%	17	29

Absa	27,496	735	26,761	2,785	10.1%	231	168
Total	225,215	6,680	218,535	11,657	5.2%	1,773	157

As at 31.12.09

UK Retail Banking	101,064	1,587	99,477	3,108	3.1%	936	93

Barclaycard	29,460	2,670	26,790	3,392	11.5%	1,781	605

WE Retail Banking[3]	42,012	673	41,339	1,410	3.4%	334	80

Barclays Africa	1,811	138	1,673	163	9.0%	88	486

Barclays Corporate[4]	1,882	340	1,542	397	21.1%	246	1,307

Barclays Wealth	9,972	56	9,916	306	3.1%	34	34
Absa	27,288	655	26,633	2,573	9.4%	500	183
Total	213,489	6,119	207,370	11,349	5.3%	3,919	184

1	For 30.06.10, the impairment charge provided above relates to the six months ended 30.06.10. For 31.12.09, the impairment charge provided above relates to the twelve months ended 31.12.09.
2	The loan loss rates for 30.06.10 have been calculated on an annualised basis. The loan loss rate for 31.12.09 has been calculated on the twelve months ended 31.12.09.
3	WE Retail Banking includes loans and advances to business customers at amortised cost.
4	Barclays Corporate relates to retail portfolios in India, UAE, Russia, Pakistan and Indonesia.

Barclays PLC – 2010 Interim Results	45

Risk Management

Analysis of Retail Loans & Advances to Customers at Amortised Cost Net of Impairment Allowances

Total home loans to retail customers rose by £9,001m (6%) to £158,100m (31st December 2009: £149,099m). The UK Home Loan portfolios within UK Retail Banking grew 12% to £98,705m (31st December 2009: £87,943m).

Unsecured retail credit (credit card and unsecured loans) portfolios increased 7% to £40,415m (31st December 2009: £37,733m).

	Home Loans		Cards and Unsecured Loans		Other Retail		Total Retail
	30.06.10 £m	31.12.09 £m	30.06.10 £m	31.12.09 £m	30.06.10 £m	31.12.09 £m	30.06.10 £m	31.12.09 £m
UK Retail Banking	98,705	87,943	7,018	7,329	4,427	4,205	110,150	99,477

Barclaycard	-	-	22,666	21,564	3,838	5,226	26,504	26,790

WE Retail Banking	32,978	34,506	4,537	3,511	2,615	3,322	40,130	41,339

Barclays Africa	182	142	1,661	1,520	2	11	1,845	1,673

Barclays Corporate	311	396	960	984	132	162	1,403	1,542

Barclays Wealth	4,700	5,620	2,544	1,822	4,498	2,474	11,742	9,916

Absa	21,224	20,492	1,029	1,003	4,508	5,138	26,761	26,633
Total	158,100	149,099	40,415	37,733	20,020	20,538	218,535	207,370

Home Loans

The Group's principal home loans portfolios continued mainly to be in the UK Retail Banking Home Loans business (62% of the Group's total), Western Europe Retail Banking (21%, primarily Spain and Italy), and South Africa (13%). The asset quality of Barclays principal home loan portfolios remained resilient in the current economic conditions, as a consequence of the well secured back book and low LTV lending. Using current valuations, the average LTV of the portfolios as at 30th June 2010 was 42% for UK Home Loans (31st December 2009: 43%), 56% for Spain (31st December 2009: 54%), 45% for South Africa (31st December 2009: 47%) and 46% for Italy (31st December 2009: 45%).

The average LTV for new mortgage business during 2010 at origination was 51% for UK Home Loans (31st December 2009: 48%), 60% for Spain (31st December 2009: 58%), 60% for South Africa (31st December 2009: 56%) and 59% for Italy (31st December 2009: 51%). The percentage of balances with an LTV of over 85% based on current values was 10% for UK Home Loans (31st December 2009: 14%), 12% for Spain (31st December 2009: 10%) and 31% for South Africa (31st December 2009: 36%) and 2% for Italy (31st December 2009: 2%). In the UK, buy-to-let mortgages comprised 6% of the total stock as at 30th June 2010.

Barclays PLC – 2010 Interim Results	46

Risk Management

Home Loans – Distribution of Balances by Loan to Value (Current Valuations)1

	UK		Spain[2]		South Africa[3]		Italy
	30.06.10%	31.12.09%	30.06.10%	31.12.09%	30.06.10%	31.12.09%	30.06.10%	31.12.09%

<= 75%	79.3%	74.5%	77.3%	79.1%	53.5%	49.0%	77.5%	79.2%

> 75% & <= 80%	6.3%	6.3%	6.2%	5.9%	7.7%	7.1%	18.8%	16.0%

> 80% & <= 85%	4.6%	5.4%	4.9%	4.9%	8.2%	7.8%	2.1%	2.8%

> 85% & <= 90%	3.6%	4.6%	3.4%	3.7%	7.9%	8.1%	0.8%	1.0%

> 90% & <= 95%	2.6%	3.4%	2.1%	2.2%	7.0%	7.8%	0.4%	0.5%

> 95%	3.6%	5.8%	6.1%	4.2%	15.7%	20.2%	0.4%	0.5%

Marked to market LTV	42%	43%	56%	54%	45%	47%	46%	45%

Average LTV on New Mortgages	51%	48%	60%	58%	60%	56%	59%	51%

Home Loans – 3 Month Arrears[4]	As at 30.06.10%	As at 31.12.09%	As at 30.06.09%

UK	0.99%	1.04%	1.16%

Spain	0.39%	0.63%	0.76%

South Africa	4.33%	4.07%	4.02%

Italy	0.89%	1.00%	1.17%

Credit Cards and Unsecured Loans

The Group’s largest card and unsecured loan portfolios are in the UK, being 53% of the Group total (31st December 2009: 56%). The US cards portfolio accounts for 19% of the total exposure (31st December 2009: 20%).

Arrears rates in the UK Cards portfolio have improved during 2010 to 1.62% (31st December 2009: 1.79%), reflecting the impact of the improving economic conditions. As a percentage of the portfolio, three-month arrears rates fell during 2010 to 2.38% for UK Loans (31st December 2009: 2.74%) and 2.90% for US Cards (31st December 2009: 3.31%).

Unsecured Lending 3 Month Arrears[5]	As at 30.06.10%	As at 31.12.09%	As at 30.06.09%

UK Cards	1.62%	1.79%	2.09%

UK Loans	2.38%	2.74%	2.71%

US Cards	2.90%	3.31%	3.17%

1

Based on the following portfolios: UK: UK Retail Banking residential and buy-to-let mortgage portfolios; Spain: Western Europe Retail Banking Spanish retail mortgage portfolio; South Africa: Absa retail home loans portfolio; and Italy: Western Europe Retail Banking Italian retail mortgage portfolio. Metrics now include the recovery book.

2	Spain mark-to-market methodology based on balance weighted approach as per Bank of Spain requirements. 31.12.09 percentages have been revised to correctly account for further advances.
3	South Africa mark-to-market methodology revised to incorporate additional geographical granularity.
4

Defined as balances greater than 90 days delinquent but not charged off, expressed as a percentage of outstandings excluding balances in recovery. The UK definition includes balances in recovery. As at 30.06.10 the recovery book was Spain: £245m (1.64%); South Africa: £1.2bn (6.20%) and Italy: £132m (1.12%). Percentages are based on outstandings.

5	Defined as balances greater than 90 days delinquent but not charged off, expressed as a percentage of outstandings excluding balances in recovery. Percentages include accounts on repayment plans.

Barclays PLC – 2010 Interim Results	47

Risk Management

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 92.8% of the portfolio (31st December 2009: 91.8%).

As at 30.06.10	Treasury and Other Eligible Bills £m	Debt Securities £m	Total £m	%
AAA to BBB- (investment grade)	9,175	169,507	178,682	92.8%

BB+ to B	365	9,171	9,536	5.0%

B- or lower	-	4,318	4,318	2.2%

Total	9,540	182,996	192,536	100.0%

Of Which Issued by:
– governments and other public bodies	9,540	102,380	111,920	58.1%

– US agency	-	25,980	25,980	13.5%

– mortgage and asset-backed securities	-	14,258	14,258	7.4%

– corporate and other issuers	-	37,820	37,820	19.7%

– bank and building society certificates of deposit	-	2,558	2,558	1.3%

Total	9,540	182,996	192,536	100.0%

Of Which Classified as:

– trading portfolio assets	3,955	137,456	141,411	73.4%

– financial instruments designated at fair value	-	3,192	3,192	1.7%

– available-for-sale securities	5,585	42,348	47,933	24.9%

Total	9,540	182,996	192,536	100.0%

As at 31.12.09
AAA to BBB- (investment grade)	13,950	151,621	165,571	91.8%

BB+ to B	1,895	10,297	12,192	6.8%

B- or lower	-	2,571	2,571	1.4%

Total	15,845	164,489	180,334	100.0%

Of Which Issued by:
– governments and other public bodies	15,845	72,238	88,083	48.8%

– US agency	-	23,924	23,924	13.3%

– mortgage and asset-backed securities	-	17,826	17,826	9.9%

– corporate and other issuers	-	41,641	41,641	23.1%

– bank and building society certificates of deposit	-	8,860	8,860	4.9%

Total	15,845	164,489	180,334	100.0%

Of Which Classified as:
– trading portfolio assets	9,926	116,594	126,520	70.2%

– financial instruments designated at fair value	-	4,007	4,007	2.2%

– available-for-sale securities	5,919	43,888	49,807	27.6%

Total	15,845	164,489	180,334	100.0%

Barclays PLC – 2010 Interim Results	48

Risk Management

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices, and foreign exchange rates. The large majority of traded market risk resides in Barclays Capital.

Risk Measurement and Control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall, three worst day average (3W) and stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two year equally weighted historical period, at the 95% confidence level.

Market volatility increased due to concerns over future economic growth and the sovereign debt crisis, but remained below the extreme levels observed in 2008 and early 2009. The extreme volatility data points from 2008 and 2009 continue to impact DVaR in 2010 because the historical simulation methodology uses two years of equally weighted observations.

Barclays Capital’s DVaR model has been approved by the FSA to calculate regulatory capital for designated trading books. The FSA categorises a DVaR model as green, amber or red depending on the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. A green model is consistent with a good working model. For Barclays Capital’s trading book, green model status has been maintained for 2009 and the first half of 2010. Internally, DVaR is calculated for the trading book and certain banking books.

Both Expected Shortfall and 3W metrics use data from the DVaR historical simulation. Expected Shortfall is the average of all hypothetical losses beyond DVaR while 3W is the average of the three worst observations.

Stress testing provides an estimate of the potential losses that could arise in extreme market conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity and foreign exchange rates. Global Scenario stress testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged.

Market Risk is controlled through the use of limits on the above risk measures, where appropriate. Limits are set at the Barclays Capital level, risk factor level (e.g. interest rate risk) and business level (e.g. Emerging Markets). Many book limits are also in place, such as foreign exchange and interest rate sensitivity limits.

Analysis of Barclays Capital’s Market Risk Exposure

Barclays Capital’s market risk exposure, as measured by average total DVaR, was £57m in the first half of 2010. This is £30m (34%) lower compared to the corresponding period of 2009, and £9m (14%) lower compared to the second half of 2009. The decrease in DVaR was due to a reduction in exposures and increased diversification.

Total DVaR as at 30th June 2010 was £43m (30th June 2009: £71m, 31st December 2009: £55m).

Expected Shortfall and 3W averaged £89m and £170m respectively in the first half of 2010. These represent decreases of £44m (33%) and £54m (24%) respectively compared to the corresponding period of 2009 and decreases of £21m (19%) and £24m (12%) respectively compared to the second half of 2009.

As we enter the second half of 2010, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Price instability and higher volatility may arise as government policy targets future economic growth against a background of fiscal pressures and accommodatory monetary policy.

Barclays PLC – 2010 Interim Results	49

Risk Management

The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W are calculated as below:

	Half Year Ended 30.06.10			Half Year Ended 31.12.09			Half Year Ended 30.06.09
DVaR (95%)	Avg £m	High £m	Low £m	Avg £m	High £m	Low £m	Avg £m	High £m	Low £m
Interest rate risk	32	49	21	34	52	23	54	83	39

Credit spread risk	50	62	40	45	55	35	71	102	49

Commodity risk	16	25	9	14	20	11	14	17	11

Equity risk	13	24	6	12	27	5	13	19	7

Foreign exchange risk	7	15	3	8	13	3	9	15	4

Diversification effect	(61)	-	-	(47)	-	-	(74)	-	-
Total DVaR	57	75	38	66	93	50	87	119	66

Expected shortfall	89	147	52	110	153	88	133	188	96

3W	170	311	90	194	274	158	224	301	148

Analysis of Trading Revenue

Trading revenue reflects top-line income, excluding income from Private Equity and Principal Investments.

Average daily trading revenue for the first half of 2010 was £57m. This was £29m (34%) lower compared to the corresponding period of 2009 due to reduced client activity in the second quarter, but in line with the average for the second half 2009 of £57m.

In the first half of 2010 there were 121 positive revenue days, 3 negative days and no flat days. For the first half of 2009 there were 119 positive days, 4 negative days and one flat day while for the second half of 2009 there were 128 positive days, one negative day and no flat days.

Barclays PLC – 2010 Interim Results	50

Risk Management

Liquidity Risk

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Many of the stress tests currently applied under the Liquidity Framework will also be applied under the FSA’s new regime, although the precise calibration may differ in Barclays final Individual Liquidity Guidance to be set by the FSA. The Framework considers a range of possible wholesale and retail factors leading to loss of financing including:

—	Maturing of wholesale liabilities

—	Loss of secured financing and widened haircuts on remaining book

—	Retail and commercial outflows from savings and deposit accounts

—	Drawdown of loans and commitments

—	Potential impact of a 2 notch ratings downgrade

—	Withdrawal of initial margin amounts by counterparties

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and central bank deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank borrowing facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity Pool

The Group liquidity pool as at 30th June 2010 was £160bn gross (31st December 2009: £127bn) and comprised the following cash and unencumbered assets:

	Cash and Deposits with Central Banks[1] £bn	Government Guaranteed Bonds £bn	Governments and Supranational Bonds £bn	Other Available Liquidity £bn	Total £bn
As at 30.06.10	102	4	46	8	160

As at 31.12.09	81	3	31	12	127

Term Financing

Raising term funding is important in meeting the risk appetite of the Barclays Liquidity Framework. Barclays has continued to increase the term of issued liabilities during 2010 by issuing:

—	£6bn equivalent of public senior term funding

—	£3bn equivalent of public covered bonds

—	£12bn equivalent of structured notes

As at 31st December 2009 the Group had £4bn of publicly issued term debt and £11bn of term structured notes maturing in 2010. Issuance in the first six months of the year has covered this refinancing requirement. The Group expects to issue further term funding in the second half of the year.

1	Cash and deposits with central banks exclude Absa.

Barclays PLC – 2010 Interim Results	51

Risk Management

Funding Structure

Global Retail Banking, Barclays Corporate, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits and Barclays equity and other long term funding. Barclays Capital and, in part, Absa are funded through the wholesale secured and unsecured funding markets.

The loan to deposit and long term funding ratio improved to 78% at 30th June 2010, from 81% at 31st December 2009. The loan to deposit ratio also improved to 124% at 30th June 2010 (31st December 2009: 130%).

Global Retail Banking, Barclays Corporate, Barclays Wealth and Head Office Functions

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa; mainly current accounts and savings accounts. Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

Group policy is to ensure that the assets of the retail, wealth and corporate businesses, together with Head Office functions, on a global basis, do not exceed customer deposits and long term funding so that these businesses place no reliance on wholesale money markets. The exception to this policy is Absa, which has a large portion of wholesale funding, reflecting the structure of the South African financial sector.

In order to assess liquidity risk for these businesses, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities and is managed to maintain a cash surplus. The maturity profile, excluding Absa, resulting from this behavioural modelling is set out below. This shows that there is a funding surplus of £111.1bn, and that there are expected outflows of £11.5bn within one year from asset repayments being less than liability attrition. Expected liability attrition can be offset to the extent that new customer deposits can be raised. As at 31st December 2009, behavioural modelling showed £10.2bn of expected outflows in the under one year category; all of the expected liability attrition was offset by new customer deposits raised in the first half of 2010. For subsequent years the expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows. Maturities of net liabilities are, therefore, behaviourally expected to occur after 5 years.

		Cash Inflow/(Outflow)

Behavioural Maturity Profile of Assets and Liabilities	Fuding Surplus £bn	Not More Than 1yr £bn	Over 1yr but Not More Than 2yrs £bn	Over 2yrs but Not More Than 3yrs £bn	Over 3yrs but Not More Than 4yrs £bn	Over 4yrs but Not More Than 5yrs £bn	Over 5yrs £bn
As at 30.06.10	111.1	(11.5)	13.3	26.0	7.5	(0.9)	(145.5)

As at 31.12.09	94.5	(10.2)	17.8	21.2	7.8	1.8	(132.9)

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

68% of the inventory is funded on a secured basis (31st December 2009: 73%). Additionally, much of the short term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below:

Secured Funding by Asset Class	Govt %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 30.06.10	64	7	9	5	6	7	2

As at 31.12.09	59	7	7	6	10	8	3

Barclays PLC – 2010 Interim Results	52

Risk Management

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short term deposits that are placed within the Group liquidity pool, the term of unsecured liabilities has been extended, with average life improving from at least 26 months at 31st December 2009 to at least 31 months at 30th June 2010.

Contractual Maturity of Unsecured Liabilities	Not More than 3 Months %	Not More than 6 Months %	Not More than 1yr %	Over 1yr %
As at 30.06.10	-	-	-	100

As at 31.12.09	-	-	19	81

Extending the term of the wholesale financing in this way has meant that, as at 30th June 2010, 100% of net wholesale funding had a remaining maturity of greater than one year. This means that our Group liquidity pool (excluding other available liquidity) is sufficient to cover more than one year of wholesale maturities.

Barclays PLC – 2010 Interim Results	53

Risk Management

Analysis of Barclays Capital Credit Market Exposures by Asset Class

	Trading Portfolio Assets - Debt Securities £m	Financial Assets Designated at Fair Value - L&A £m	Derivative Financial Instruments £m	L&A to Customers £m	Available For Sale - Debt Securities £m	Other Assets £m	Total as at 30.06.10[1] £m	Total as at 31.12.09 £m
ABS CDO Super Senior	-	-	-	1,900	-	-	1,900	1,931

Other US Sub-prime and Alt-A	-	-	414	30	455	-	899	894

Monoline Wrapped US RMBS	-	-	-	-	-	-	-	6

Commercial Real Estate Loans and Property	-	6,125	-	-	-	1,252	7,377	7,734

CMBS	231	-	(35)	-	-	-	196	218

Monoline Wrapped CMBS	-	-	19	-	-	-	19	30

Leveraged Finance[2]	-	-	-	4,792	-	-	4,792	5,250

SIVs, SIV-lites and CDPCs	-	357	72	122	-	-	551	553

Monoline Wrapped CLO and Other	-	-	2,057	-	-	-	2,057	2,126

Loan to Protium Finance LP	-	-	-	8,372	-	-	8,372	7,859

Total exposures	231	6,482	2,527	15,216	455	1,252	26,163	26,601

1	Further analysis of Barclays Capital credit market exposures is on pages 54 to 59.
2	Undrawn commitments of £219m (31st December 2009: £257m) are off-balance sheet and therefore not included in the table above.

Barclays PLC – 2010 Interim Results	54

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances and writedowns presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in the secondary market and are therefore excluded from this disclosure.

The balances and writedowns to 30th June 2010 are set out by asset class below:

						Half Year Ended 30.06.10
US Residential Mortgages	Notes	As at 30.06.10 $m1	As at 31.12.09 $m1	As at 30.06.10 £m1	As at 31.12.09 £m1	Fair Value (Losses)/ Gains £m	Impair- ment (Charge)/ Release £m	Total (Losses)/ Gains £m
ABS CDO Super Senior	A1	2,840	3,127	1,900	1,931	-	(113)	(113)

Other US sub-prime and Alt-A2	A2	1,344	1,447	899	894	(32)	(50)	(82)

Monoline wrapped US RMBS	A3	-	9	-	6	(2)	-	(2)

Commercial Mortgages
Commercial real estate loans and properties	B1	11,026	12,525	7,377	7,734	(191)	-	(191)

CMBS[2]	B1	293	352	196	218	(3)	-	(3)

Monoline wrapped CMBS	B2	29	49	19	30	33	-	33

Other Credit Market
Leveraged Finance[3]	C1	7,489	8,919	5,011	5,507	-	(160)	(160)

SIVs, SIV -Lites and CDPCs	C2	824	896	551	553	6	12	18

Monoline wrapped CLO and other	C3	3,074	3,443	2,057	2,126	124	-	124

Loan to Protium	D	12,513	12,727	8,372	7,859

Total credit market exposures		39,432	43,494	26,382	26,858

Total gross writedowns						(65)	(311)	(376)

During the period ended 30th June 2010, these credit market exposures decreased £476m to £26,382m (31st December 2009: £26,858m). The decrease reflected net sales and paydowns and other movements of £1,283m and total writedowns of £376m, offset by foreign exchange rate movements of £1,183m, primarily relating to the appreciation of the US Dollar against Sterling.

In the period ended 30th June 2010, writedowns comprised £311m (2009: £1,170m) of impairment charges and £65m of net fair value losses through income (2009: loss £3,507m). Total writedowns included £197m (2009: £1,745m) against US residential mortgage positions, £161m (2009: £2,009m) against commercial mortgage positions, and £18m (2009: £923m) against other credit market positions.

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
2	31st December 2009 comparatives have been adjusted to exclude actively traded positions relating to other US sub-prime and Alt-A of £498m and commercial mortgage-backed securities of £253m.
3	Includes undrawn commitments of £219m (31st December 2009: £257m).

Barclays PLC – 2010 Interim Results	55

Risk Management

A. US Residential Mortgages

A1.	ABS CDO Super Senior

ABS CDO Super Senior positions at 30th June 2010 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables.

ABS CDO Super Senior positions decreased £31m to £1,900m (31st December 2009: £1,931m). Net exposures are stated after impairment charges, of which £113m was incurred in the current period (2009: £437m). There was an increase of £156m resulting from appreciation in the value of the US Dollar against Sterling, offset by amortisation of £74m in the period.

ABS CDO Super Senior positions at 30th June 2010 equated to a 45% mark after impairment and subordination (31st December 2009: 49%).

A2.	Other US Sub-Prime and Alt-A

Other US sub-prime and Alt-A positions at 30th June 2010 were £899m (31st December 2009: £894m). The appreciation of the US Dollar against Sterling of £70m and net sales and paydowns and other movements of £17m were mostly offset by writedowns of £82m (2009: £1,052m).

A3.	US Residential Mortgage Backed Securities Wrapped by Monoline Insurers

Exposure to US RMBS assets where Barclays Capital holds protection from monoline insurers reduced to £nil at 30th June 2010 (31st December 2009: £6m), as the residual fair value exposure of £50m was fully covered by a credit valuation adjustment.

B. Commercial Mortgages

B1.	Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages include commercial real estate loans of £6,125m (31st December 2009: £6,534m), commercial real estate properties owned of £1,252m (31st December 2009: £1,200m) and commercial mortgage-backed securities of £196m (31st December 2009: £218m).

Commercial Real Estate Loans and Properties Owned

In the period ended 30th June 2010, commercial real estate loans and properties owned decreased by £357m to £7,377m (31st December 2009: £7,734m). The decrease was driven by net sales, paydowns and restructuring of £84m in the US, £230m in the UK and Europe, and £10m in Asia, as well as losses of £191m (2009: £1,443m), of which £156m related to the US, £22m to UK and Europe, and £13m to Asia. This was offset by the appreciation in value of other currencies against Sterling and other movements of £158m.

The geographic distribution of commercial real estate loans comprised 48% UK and Europe, 47% US and 5% Asia.

One large transaction comprised 26% of the total US commercial real estate loan balance. The remaining 74% of the US positions comprised 59 transactions.

The UK and Europe portfolio comprised 55 transactions at 30th June 2010. In Europe, protection is provided by loan covenants and periodic LTV retests, which cover 83% of the portfolio. 50% of the German positions related to one transaction secured on residential assets.

Barclays PLC – 2010 Interim Results	56

Risk Management

Commercial Real Estate Loans by Region	As at 30.06.10 £m	As at 31.12.09 £m	Marks at 30.06.10%	Marks at 31.12.09%
US	2,884	2,852	60%	62%

Germany	1,787	1,959	83%	84%

Sweden	192	201	80%	81%

France	174	189	71%	70%

Switzerland	145	141	86%	85%

Spain	66	72	67%	56%

Other Europe	134	370	62%	57%

UK	413	429	60%	61%

Asia	330	321	73%	77%

Total	6,125	6,534

Commercial Real Estate Loans by Industry

	As at 30.06.10						As at 31.12.09
	US £m	Germany £m	Other Europe £m	UK £m	Asia £m	Total £m	Total £m
Residential	1,058	955	-	155	107	2,275	2,439

Office	357	234	525	69	87	1,272	1,338

Hotels	631	-	3	8	1	643	846

Retail	47	465	70	30	78	690	737

Industrial	395	95	98	15	8	611	622

Leisure	-	-	-	136	-	136	140

Land	269	-	-	-	-	269	128

Mixed/Others	127	38	15	-	49	229	284

Total	2,884	1,787	711	413	330	6,125	6,534

Commercial Real Estate Properties Owned by Industry	As at 30.06.10 £m	As at 31.12.09 £m
Residential	48	56

Office	973	927

Hotels	136	126

Industrial	26	25

Leisure	34	33

Land	34	31

Mixed/Others	1	2

Total	1,252	1,200

Commercial Mortgage Backed Securities

In the period ended 30th June 2010, commercial mortgage backed securities positions decreased £22m to £196m (31st December 2009: £218m), primarily due to net sales and paydowns of £34m.

B2. CMBS Exposure Wrapped by Monoline Insurers

Exposure to CMBS assets where Barclays Capital held protection from monoline insurers reduced to £19m at 30th June 2010 (31st December 2009: £30m), as the fair value exposure of £228m was largely covered by a credit valuation adjustment of £209m.

Barclays PLC – 2010 Interim Results	57

Risk Management

C.	Other Credit Market

C1.	Leveraged Finance

Leveraged Finance Loans by Region	As at 30.06.10 £m	As at 31.12.09 £m

UK	4,245	4,530

Europe	755	1,051

Asia	169	165

US	16	35

Total lending and commitments	5,185	5,781

Impairment	(174)	(274)

Net lending and commitments at period end	5,011	5,507

At 30th June 2010, the gross exposure relating to leveraged finance loans reduced £496m to £5,011m (31st December 2009: £5,507m) reflecting net paydowns and other movements of £258m, impairment charges of £160m (2009: £204m) and the depreciation of the Euro against Sterling driving currency decreases of £78m.

C2.	SIVs, SIV-Lites and CDPCs

SIV and SIV-lite positions comprise liquidity facilities and derivatives. At 30th June 2010 exposures increased by £1m to £531m (31st December 2009: £530m).

Credit Derivative Product Companies (CDPCs) positions at 30th June 2010 reduced by £3m to £20m (31st December 2009: £23m).

C3.	CLO and Other Exposure Wrapped by Monoline Insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where Barclays held protection from monoline insurers at 30th June 2010.

By Rating of the Monoline As at 30.06.10	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m

AAA/AA	7,537	5,984	1,553	(95)	1,458

Non-investment grade:

– Fair value through profit and loss	1,100	866	234	(132)	102

– Loans and receivables	9,118	8,096	1,022	(525)	497

Total	17,755	14,946	2,809	(752)	2,057

As at 31.12.09	£m	£m	£m	£m	£m

AAA/AA	7,336	5,731	1,605	(91)	1,514

Non-investment grade:

– Fair value through profit and loss	1,052	824	228	(175)	53

– Loans and receivables	9,116	7,994	1,122	(563)	559

Total	17,504	14,549	2,955	(829)	2,126

The movement in net exposure of £69m was driven by a decrease in the fair value exposure to monoline insurers of £361m, offset by currency appreciation of £168m and credit valuation adjustments of £124m (2009: loss of £593m).

Claims would become due in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the period. At 30th June 2010, the majority of the underlying assets were rated AAA/AA.

On 25th November 2009, £8,027m of the CLO assets wrapped by non-investment grade rated monolines were reclassified to loans and receivables (as discussed in Note 19). At 30th June 2010, the fair value of the reclassified assets was £8,096m and the net exposure to monoline insurers was £497m. The remaining assets continue to be measured at fair value through profit and loss.

Barclays PLC – 2010 Interim Results	58

Risk Management

D.	Protium

On 16th September 2009, Barclays Capital sold assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund.

The table below includes all assets held by Protium as collateral for the loan. At 30th June 2010, there were assets wrapped by monoline insurers with a fair value of $4,229m (31st December 2009: $4,095m). Cash and cash equivalents at 30th June 2010 were $1,351m (31st December 2009: $688m) including cash realised from sales and paydowns and funds available to purchase third party assets. Other assets at 30th June 2010 were $856m (31st December 2009: $567m) including residential mortgage-backed securities purchased by the fund post inception and other asset-backed securities.

The loan decreased in local currency between 31st December 2009 and 30th June 2010 due to principal repayments of $194m and interest payments of $211m offsetting accrued interest in the period. In July 2010, there was a principal repayment of $437m and an interest payment of $96m, further reducing the Protium loan balance.

The loan to Protium was assessed for impairment at 30th June 2010, and no impairment was identified.

Protium Assets	As at 30.06.10 $m	As at 31.12.09 $m	As at 16.09.09 $m	As at 30.06.10 £m	As at 31.12.09 £m	As at 16.09.09 £m

Other US sub-prime whole loans and real estate	871	1,038	1,124	583	641	682

Other US sub-prime securities	555	578	513	371	357	311

Total other US sub-prime	1,426	1,616	1,637	954	998	993

Alt-A	2,375	2,112	2,185	1,589	1,304	1,326

Monoline wrapped US RMBS	869	1,447	1,919	581	893	1,164

Monoline wrapped CMBS	1,109	1,378	1,991	742	851	1,208

Monoline wrapped CLO and other	341	475	652	228	294	396

Total monoline wrapped assets	2,319	3,300	4,562	1,551	2,038	2,768

Credit market related assets	6,120	7,028	8,384	4,094	4,340	5,087

Fair value of underlying US RMBS	769	723	655	514	447	397

Fair value of underlying CMBS	2,595	2,350	1,897	1,736	1,451	1,151

Fair value of underlying CLO and other	865	1,022	1,040	579	631	631

Fair value of underlying assets wrapped by monoline insurers	4,229	4,095	3,592	2,829	2,529	2,179

Cash and cash equivalents	1,351	688	250	904	425	152

Other assets	856	567	309	573	350	187

Total assets	12,556	12,378	12,535	8,400	7,644	7,605

Loan to Protium	12,513	12,727	12,641	8,372	7,859	7,669

E.	Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 30th June 2010, the own credit adjustment arose from the fair valuation of £76.2bn of Barclays Capital structured notes (31st December 2009: £61.5bn). The current period effect on fair value of changes in own credit was a gain of £851m (2009: loss of £893m).

Barclays Capital also adjusts the fair value of its derivative liabilities to reflect the impact of own credit quality. At 30th June 2010, cumulative adjustments of £532m (31st December 2009: £307m) were netted against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

Barclays PLC – 2010 Interim Results	59

Risk Management

Exposure for Selected Eurozone Countries

The tables below show the Group's exposures as at 30th June 2010 to selected Eurozone countries (Spain, Italy, Portugal and Ireland), representing those countries that have a credit rating of AA or below from Standard & Poor’s and where the Group has an exposure of over £0.5bn.

The Group’s exposure to Greece, which has a sovereign credit rating of BB, was less than £250m as at 30th June 2010. This principally comprised £114m of loans and advances provided by Barclays Capital to large corporates and financial institutions, and net positions in assets held at fair value of £66m.

The asset balances included in the tables below represent the Group’s exposure to retail and corporate customers, including sovereign entities, in each of the respective countries. Assets are stated gross of any trading liability positions and before any risk mitigation but net of impairment allowances and of derivative counterparty netting and collateral held.

Retail Portfolio

Held at Amortised Cost

Retail exposures mainly related to our domestic lending in Spain, Italy and Portugal, principally residential mortgages.

	Loans and Advances Held at Amortised Cost
As at 30.06.10	Home Loans £m	Cards and Unsecured Loans £m	Other Retail £m	Total £m	Contingent Liabilities and Commitments £m

Spain	14,618	1,822	1,684	18,124	1,805

Italy	11,964	2,110	165	14,239	945

Portugal	3,122	1,139	717	4,978	1,162

Ireland	124	11	7	142	19

The credit quality of our mortgage lending in Spain and Italy reflects low LTV lending, with average mark to market LTVs in Spain of 56% and in Italy of 46%. During 2010, credit risk loan balances in Spain reduced 7% to £681m (31st December 2009: £732m) and in Italy increased 28% to £479m (31st December 2009: £374m).

Barclays PLC – 2010 Interim Results	60

Risk Management

Exposure for Selected Eurozone Countries (continued)

Wholesale Portfolio

Wholesale exposures related to Barclays Capital and Barclays Corporate activities in Spain, Portugal, Italy and Ireland and Barclays Capital covering a broad range of SME, corporate and investment banking activities, as well as Western Europe treasury operations’ holdings of sovereign and corporate bonds in those countries.

Held at Amortised Cost

	Loans and Advances Held at Amortised Cost
As at 30.06.10	Corporate £m	Government £m	Other Wholesale £m	Total £m	Contingent Liabilities and Commitments £m

Spain	6,743	133	291	7,167	3,182

Italy	3,099	-	60	3,159	1,546

Portugal	2,364	19	22	2,405	1,543

Ireland	2,327	-	997	3,324	1,482

Loans and advances to corporate customers include exposures to the property and construction industry of £3,029m in Spain, £651m in Portugal, £219m in Ireland and £88m in Italy.

Held at Fair Value

As at 30.06.10	Trading Portfolio Assets £m	Financial Assets Designated at Fair Value £m	Net Derivative Exposure £m	Available for Sale Assets £m	Total Held at Fair Value £m	Of Which Government £m

Spain	2,881	79	891	4,880	8,731	6,403

Italy	7,938	86	1,463	979	10,466	8,606

Portugal	443	-	272	1,693	2,408	1,177

Ireland	1,662	50	916	532	3,160	328

Wholesale exposures for assets held at fair value are primarily trading assets, which are highly liquid in nature, and available for sale positions, comprising high quality debt securities, including holdings in government bonds to support the local treasury activities of Barclays in these locations.

Barclays PLC – 2010 Interim Results	61

Capital and Performance Management

Total Assets and Risk Weighted Assets by Business

	Total Assets by Business			Risk Weighted Assets by Business
	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

UK Retail Banking	119,251	109,327	106,898	35,586	35,876	35,316

Barclaycard	31,062	30,274	29,589	32,215	30,566	26,860

Western Europe Retail Banking	48,976	51,027	45,224	15,865	16,811	14,591

Barclays Africa	7,882	7,893	7,072	7,777	7,649	6,806

Barclays Capital	1,212,413	1,019,120	1,133,685	194,283	181,117	209,783

Barclays Corporate	86,906	88,798	92,303	72,724	76,928	77,936

Barclays Wealth	16,376	14,889	14,063	11,638	11,353	10,862

Investment Management[1]	3,604	5,406	67,842	74	73	3,659

Absa	46,964	45,765	42,596	23,102	21,410	20,163

Head Office Functions and Other Operations	13,712	6,430	6,066	1,761	870	78

Total	1,587,146	1,378,929	1,545,338	395,025	382,653	406,054
Risk Weighted Assets by Risk
				As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Credit risk				256,117	252,054	263,179

Counterparty risk

– Internal model method				28,401	24,453	29,522

– Non-model method				17,001	20,997	29,268

Market risk

– Modelled – VaR				14,085	10,623	13,139

– Modelled – IDRC[2] and Non-VaR				7,206	5,378	5,268

– Standardised				41,259	38,525	34,530

Operational risk				30,956	30,623	31,148

Total risk weighted assets				395,025	382,653	406,054
Adjusted Gross Leverage[3]
				As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Total assets				1,587,146	1,378,929	1,545,338

Counterparty net/collateralised derivatives				(461,140)	(374,099)	(506,774)

Financial assets designated at fair value and associated cash balances – held in respect of linked liabilities to customers under investment contracts[1]				(1,786)	(1,679)	(66,039)

Settlement balances				(52,764)	(25,825)	(35,314)

Goodwill and intangible assets				(8,824)	(8,795)	(10,146)

Adjusted total tangible assets				1,062,632	968,531	927,065

Total qualifying Tier 1 capital				51,976	49,637	42,625

Adjusted gross leverage				20	20	22

The adjusted gross leverage at month ends during 2010 moved in the range 20x to 24x. The fluctuations arose from normal trading activities. Adjusted total tangible assets include cash and balances at central banks of £103.9bn (31st December 2009: £81.5bn). Excluding these balances, the adjusted gross leverage would be 18x (31st December 2009: 18x).

1	30.06.09 includes assets/risk weighted assets relating to Barclays Global Investors discontinued operations.
2	Incremental Default Risk Charge.
3

Adjusted gross leverage is a non-IFRS measure of assets compared to regulatory capital. This measure has been presented as it provides a metric used by management within the context of the Group’s wider risk management framework in assessing the amount of tangible assets held compared to the Group’s equity.

Barclays PLC – 2010 Interim Results	62

Capital and Performance Management

Capital Resources

	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Ordinary shareholders' funds	49,591	47,277	37,699

Regulatory adjustments to reserves:

– Available for sale reserve – debt	(131)	83	168

– Available for sale reserve – equity	-	(309)	(144)

– Cash flow hedging reserve	(757)	(252)	(330)

– Defined benefit pension scheme	406	431	968

– Adjustments for scope of regulatory consolidation	213	196	453

– Foreign exchange on RCIs and upper Tier 2 loan stock	(64)	25	84

– Adjustment for own credit	(953)	(340)	(1,007)

– Other adjustments	107	144	207

Equity non-controlling interests	2,540	2,351	2,133

Less: Intangible assets	(8,437)	(8,345)	(9,729)

Less: Net excess of expected loss over impairment at 50%	-	(25)	(122)

Less: Securitisation positions at 50%	(2,922)	(2,799)	(1,479)
Core Tier 1 capital	39,593	38,437	28,901

Preference shares	6,270	6,256	6,221

Reserve Capital Instruments	6,903	6,724	6,640

Tier 1 Notes[1]	1,069	1,017	1,008

Tax on the net excess of expected loss over impairment	-	8	7

Less: Material holdings in financial companies at 50%	(1,859)	(2,805)	(152)
Total qualifying Tier 1 capital	51,976	49,637	42,625

Revaluation reserves	25	26	25

Available for sale reserve – equity	-	309	144

Collectively assessed impairment allowances	2,491	2,443	2,221

Tier 2 non-controlling interests	592	547	538

Qualifying subordinated liabilities:

– Undated loan capital	1,588	1,350	1,541

– Dated loan capital	14,326	15,657	15,181

Less: Net excess of expected loss over impairment at 50%	-	(25)	(122)

Less: Securitisation positions at 50%	(2,922)	(2,799)	(1,479)

Less: Material holdings in financial companies at 50%	(1,859)	(2,805)	(152)
Total qualifying Tier 2 capital	14,241	14,703	17,897

Less: Other regulatory deductions	(1,007)	(880)	(1,802)

Total net capital resources	65,210	63,460	58,720

Capital Ratios

Core Tier 1 ratio	10.0%	10.0%	7.1%

Tier 1 ratio	13.2%	13.0%	10.5%

Risk asset ratio	16.5%	16.6%	14.5%

1	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC – 2010 Interim Results	63

Capital and Performance Management

Capital Resources

Core Tier 1 and Tier 1 capital increased by £1.2bn and £2.3bn respectively during the first half of 2010. There were increases of £2.1bn due to retained profits, £1.2bn following the exercise of warrants and £0.9bn due to currency translation differences. These were offset by net losses on available sale equity positions, of which BlackRock, Inc. was £2.2bn, and an increase in Treasury Shares of £0.6bn.

At the Tier 1 level the lower value of the shares held in BlackRock, Inc. drove the £0.9bn fall in the deduction for material holdings.

Tier 2 capital reduced by £0.5bn, driven by the redemption of £1.0bn of dated loan capital and the available for sale equity reserve moving into net loss, partly offset by a £0.9bn reduction in the deduction for material holdings.

Barclays PLC – 2010 Interim Results	64

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Barclays PLC – 2010 Interim Results	65

Accounting Policies

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business and Risk Management section.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group's ability to continue as a going concern.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing financial statements.

Basis of Preparation

The condensed consolidated interim financial statements for the 6 months ended 30th June 2010 on pages 2 to 7 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with International Accounting Standards (IAS 34), ‘Interim Financial Reporting’ as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 31st December 2009, which were prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS and IFRIC interpretations as adopted by the European Union.

Changes to Accounting Policy

The accounting policies adopted are consistent with the accounting policies described in the 2009 Annual Report, except for the effects of the following revised accounting standards which apply to the Group from 1st January 2010:

•

IFRS 3 Business Combinations (Revised for 2008) – one of the main changes is that any costs directly related to the acquisition of a subsidiary are expensed as incurred, and are not part of the cost of the business combination

•

IAS 27 Consolidated and Separate Financial Statements (Revised 2008) – the main change is that changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control

Prior periods are not affected by the revised standards.

A number of other amendments and interpretations to IFRS have been published that first apply from 1st January 2010. These have also not resulted in any material changes to the Group’s accounting policies.

Future Accounting Developments

The most significant accounting development is IFRS 9 – Financial Instruments: Classification and Measurement, which was published on 12th November 2009. It is the first phase of a project to replace IAS 39 – Financial Instruments Recognition and Measurement and will ultimately result in significant changes in the way that the Group accounts for financial instruments. Adoption of the standard is not mandatory until accounting periods beginning on or after 1st January 2013. Early adoption is permitted once the standard has been endorsed by the EU.

Aspects of financial instrument accounting that are being addressed in later phases of the project are accounting for financial liabilities, impairment of amortised cost financial assets and hedge accounting.

The Group is assessing the impacts of the first phase of the project and is following developments in the subsequent phases with the aim of determining a suitable programme for implementation. At this stage, the potential impacts of the project as a whole cannot be determined.

Barclays PLC – 2010 Interim Results	66

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Barclays PLC – 2010 Interim Results	67

Notes

1.	Net Interest Income

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Cash and balances with central banks	154	83	48

Available for sale investments	750	817	1,120

Loans and advances to banks	197	217	296

Loans and advances to customers	8,685	8,594	9,862

Other	42	100	99

Interest income	9,828	9,811	11,425

Deposits from banks	(247)	(310)	(324)

Customer accounts	(706)	(669)	(2,047)

Debt securities in issue	(1,852)	(1,776)	(2,113)

Subordinated liabilities	(869)	(850)	(868)

Other	(185)	(10)	(351)

Interest expense	(3,859)	(3,615)	(5,703)

Net interest income	5,969	6,196	5,722

Group net interest income increased 4% (£247m) to £5,969m (2009: £5,722m) reflecting the acquisition of Standard Life Bank and reduced costs of central funding as money market dislocations have eased. Margin compression continues to affect growth in net interest margin.

2.	Net Fee and Commission Income

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Brokerage fees	41	45	43

Investment management fees	44	122	11

Banking and credit related fees and commissions	4,982	4,906	4,672

Foreign exchange commission	71	66	81

Fee and commission income	5,138	5,139	4,807

Fee and commission expense	(944)	(848)	(680)

Net fee and commission income	4,194	4,291	4,127

3.	Net Trading Income

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Trading income[1]	4,782	3,810	5,011

Own credit gain/(charge)	851	(927)	(893)

Net trading income	5,633	2,883	4,118

The majority of the Group’s trading income arises in Barclays Capital. Trading income decreased 5% on the very strong prior period performance, reflecting a more challenging market environment. These declines were more than offset by gains on own credit of £851m (2009: loss of £893m).

1	Trading income includes fair value losses arising from Barclays Capital credit market exposures disclosed on page 55.

Barclays PLC – 2010 Interim Results	68

Notes

4.	Net Investment Income/(Loss)

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Net gain from disposal of available for sale assets	302	260	89

Dividend income	58	4	2

Net gain/(loss) from financial instruments designated at fair value	97	(75)	(133)

Other net investment income/(loss)	72	(4)	(87)

Net investment income/(loss)	529	185	(129)

Net investment income increased by £658m to a gain of £529m (2009: loss of £129m) driven by the disposal of available for sale investments within Barclays Capital, income from commercial properties and dividend income within Investment Management.

5.	Net Premiums from Insurance Contracts

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Gross premiums from insurance contracts	618	596	628

Premiums ceded to reinsurers	(36)	(26)	(26)

Net premiums from insurance contracts	582	570	602

6.	Other Income

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	46	1	101

Increase in fair value of liabilities to customers under investment contracts	(46)	(1)	(101)

Property rentals	24	22	42

Other income	65	68	1,257

	89	90	1,299

In the first half of 2009, other income included one-off gains of £1,127m relating to Upper Tier 2 perpetual debt extinguishment and its corresponding hedge.

7.	Net Claims and Benefits Incurred on Insurance Contracts

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Gross claims and benefits incurred on insurance contracts	419	426	432

Reinsurers' share of claims incurred	(4)	(16)	(11)

Net claims and benefits incurred on insurance contracts	415	410	421

Barclays PLC – 2010 Interim Results	69

Notes

8.	Impairment Charges and Other Credit Provisions

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Impairment charges on loans and advances (note 22)	2,970	3,460	3,870

Charges in respect of undrawn facilities and guarantees	11	(5)	33

Impairment charges on loans and advances and other credit provisions	2,981	3,455	3,903

Impairment charges on reverse repurchase agreements	2	40	3

Impairment charges on available for sale assets	97	20	650

Impairment charges and other credit provisions	3,080	3,515	4,556

Included in the impairment charges and other credit provisions above, are amounts relating to Barclays Capital’s credit market exposures held at amortised cost or available for sale as follows:

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Impairment charges on loans and advances	311	499	706

Impairment charges on available for sale assets	-	-	464

Impairment charges and other credit provisions on Barclays Capital credit market exposures	311	499	1,170

9.	Operating Expenses

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Staff costs	5,812	5,133	4,815

Administrative expenses	2,889	2,590	2,299

Depreciation	408	380	379

Impairment loss - property and equipment and intangible assets	83	56	5

Operating lease rentals	316	306	333

Gain on property disposals	(12)	(20)	(9)

Amortisation of intangible assets	224	219	228

Impairment of goodwill	-	-	1

Operating expenses	9,720	8,664	8,051

Operating expenses increased 21% (£1,669m) to £9,720m (2009: £8,051m). The increase was largely driven by continued build-out in Barclays Capital and Barclays Wealth, increased charges relating to prior year compensation deferrals, the adverse impacts of currency exchange movements, a provision in relation to the possible resolution of Barclays compliance with US economic sanctions legislation and restructuring charges in Barclays Corporate of £93m reflecting realignment of activities in New Markets.

Barclays PLC – 2010 Interim Results	70

Notes

9.	Operating Expenses (continued)

Staff Costs

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Salaries and accrued incentive payments	4,920	4,268	3,813

Social security costs	375	303	303

Pension costs

– defined contribution plans	148	107	117

– defined benefit plans	(27)	(216)	183

Other post retirement benefits	8	9	7

Other	388	662	392

Staff costs	5,812	5,133	4,815

Staff costs increased 21% (£997m) to £5,812m (2009: £4,815m) driven by a 29% increase in salaries and accrued incentive payments, primarily due to increased charges relating to prior year compensation deferrals, the continued build-out at Barclays Capital and strategic growth within Barclays Wealth.

The defined benefit pension net credit of £27m (2009: £183m charge) reflects the £241m credit resulting from amendments to treatment of minimum defined benefits and a £54m credit relating to the Group’s recognition of a surplus in Absa. This was partly offset by an increase relating to the amortisation of actuarial losses and curtailment charges.

In December 2009, the UK Government announced the introduction of a bank payroll tax of 50% applicable to discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. In 2009, we recognised a charge of £225m in respect of 2009 cash awards and certain prior year awards distributed during the taxable period. For the six months ended 30th June 2010, other staff costs reflect a charge of £51m relating to the bank payroll tax on deferred compensation recognised during the period.

Number of Employees (Full Time Equivalent)[1]	Half Year Ended 30.06.10	Half Year Ended 31.12.09	Half Year Ended 30.06.09

UK Retail Banking	33,200	31,900	32,800

Barclaycard	10,400	10,100	10,100

Western Europe Retail Banking	9,300	9,600	9,300

Barclays Africa	14,400	14,400	15,000

Barclays Capital	25,500	23,200	21,900

Barclays Corporate	11,900	12,900	13,500

Barclays Wealth	7,400	7,400	7,500

Absa	33,300	33,200	33,600

Head Office Functions and Other Operations	1,400	1,500	1,500

Total Group permanent and fixed term contract staff worldwide	146,800	144,200	145,200

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 56,800 (31st December 2009: 55,700) in the UK and 90,000 (31st December 2009: 88,500) internationally.

Staff numbers have increased for Global Retail Banking overall largely due to the acquisition of Standard Life Bank, build-out of Barclays Shared Services in India, in sourcing of operations and the further international development of the technology infrastructure.

Barclays Capital staff numbers increased 2,300 to 25,500 (31st December 2009: 23,200) as a result of investment in sales, origination, trading and research activities.

Barclays Corporate staff numbers decreased 1,000 to 11,900 (31st December 2009: 12,900) primarily reflecting planned reductions in New Markets relating to restructuring.

1	Excludes 2,400 employees as of 30th June 2010, (31st December 2009: 2,500), of consolidated entities which are engaged in activities that are not closely related to our principal businesses.

Barclays PLC – 2010 Interim Results	71

Notes

10.	Share of Post-Tax Results of Associates and Joint Ventures

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Profit from associates	15	11	8

Profit from joint ventures	18	10	5

Share of post-tax results of associates and joint ventures	33	21	13

11.	Profit on Disposal of Subsidiaries, Associates and Joint Ventures

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Profit on disposal of subsidiaries, associates and joint ventures	4	167	21

The prior period profit on disposal was largely attributable to the sale of 50% of Barclays Vida y Pensiones Compañía de Seguros SA (£157m) and the sale of a 7% stake in Barclays Bank of Botswana Limited (£24m).

12.	Tax

The tax charge for continuing operations for the first half of 2010 was £1,026m (2009: £532m) representing a tax rate of 26.0% (2009: 19.4%). The effective tax rate for both periods differs from the UK tax rate of 28% (2009: 28%) because of non taxable gains and income, different tax rates that are applied to the profits outside of the UK, disallowable expenditure and adjustments in respect of prior years. The UK tax rate change to 27% was not substantively enacted at 30th June 2010 and so did not impact the tax charge for the first half of 2010 and is not expected to have a material impact on the full year tax charge.

Tax charges/(credits) relating to each component of other comprehensive income were as follows:

	Half Year Ended 30.06.10			Half Year Ended 31.12.09			Half Year Ended 30.06.09
	Before Tax Amount £m	Tax £m	Net of Tax Amount £m	Before Tax Amount £m	Tax £m	Net of Tax Amount £m	Before Tax Amount £m	Tax £m	Net of Tax Amount £m
Currency translation differences	1,054	-	1,054	661	2	663	(1,522)	(4)	(1,526)

Available for sale	(1,904)	(89)	(1,993)	671	(97)	574	565	(80)	485

Cash flow hedge	730	(197)	533	(2)	(79)	(81)	167	14	181

Other	-	27	27	20	192	212	(20)	26	6

Other comprehensive income	(120)	(259)	(379)	1,350	18	1,368	(810)	(44)	(854)

13.	Profit Attributable to Non-controlling Interests

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Preference shares	242	232	245

Reserve capital instruments	58	57	59

Upper Tier 2 instruments	1	2	4

Absa Group Limited	178	141	131

Barclays Global Investors UK Holdings Limited	-	2	10

Other non-controlling interests	11	11	1

Profit attributable to non-controlling interests	490	445	450

Barclays PLC – 2010 Interim Results	72

Notes

14.	Earnings Per Share

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Profit attributable to equity holders of the parent from continuing operations	2,431	859	1,769

Dilutive impact of convertible options	(2)	(10)	(7)

Profit attributable to equity holders of the parent from continuing operations including dilutive impact of convertible options	2,429	849	1,762

Profit attributable to equity holders of the parent from discontinued operations	-	6,646	119

Basic weighted average number of shares in issue	11,625m	10,924m	10,784m

Number of potential ordinary shares	715m	696m	200m

Diluted weighted average number of shares	12,340m	11,620m	10,984m

Basic earnings per ordinary share from continuing operations	20.9p	7.9p	16.4p

Diluted earnings per ordinary share from continuing operations	19.7p	7.3p	16.0p

Basic earnings per ordinary share from discontinued operations	-	60.8p	1.1p

Diluted earnings per ordinary share from discontinued operations	-	57.2p	1.1p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited, which on exercise would increase the Group’s non-controlling interests. In addition, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 715 million (2009: 200 million).

The basic weighted average number of shares in issue in the half year ended 30th June 2010 reflects the full year impact of the exercise of 379 million warrants in 2009, and the weighted average impact of the 627 million warrants exercised in 2010.

The increase in the number of potential ordinary shares is primarily driven by the impact of the unexercised warrants becoming dilutive as the average share price increased significantly during the period and exceeded the warrants’ exercise price, as well as new options being granted under employee share schemes.

Barclays PLC – 2010 Interim Results	73

Notes

15.	Dividends on Ordinary Shares

Dividends Paid During the Period	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Final dividend	176	-	-

Interim dividend	118	113	-

Final dividend paid per share	1.5p	-	-

Interim dividend paid per share	1.0p	1.0p	-

As previously announced, it is the Group’s policy to declare and pay dividends on a quarterly basis. An interim cash dividend for the first quarter of 2010 of 1p per share was paid on 4th June 2010. The Board has decided to pay, on 10th September 2010, the second quarterly dividend for the year ending 31st December 2010 of 1p per ordinary share for shares registered in the books of the Company at the close of business on 13th August 2010.

For qualifying US and Canadian resident ADR holders, the second quarterly dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the interim dividend on 10th September 2010 to ADR holders on the record at close of business on 13th August 2010.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the DRIP would require Barclays or The Plan Administrator to Barclays DRIP to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the DRIP should write to: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or, by telephoning 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary) or +44 121 415 7004 from overseas. The completed form should be returned to The Plan Administrator to Barclays DRIP on or before 13th August 2010 for it to be effective in time for the payment of the dividend on 10th September 2010. Shareholders who are already in the DRIP need take no action unless they wish to change their instructions in which case they should contact The Plan Administrator to Barclays DRIP.

Barclays PLC – 2010 Interim Results	74

Notes

16.	Acquisitions

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank PLC realising a gain on acquisition of £100m. On 31st March 2010, the Group acquired 100% of the Italian credit card business of Citibank International PLC realising a gain on acquisition of £29m. Details of the net assets acquired and the consideration paid are set out in aggregate below. The result of their operations have been included from the dates acquired and since acquisition have contributed £60m to consolidated revenues and £43m to consolidated profit before tax.

Assets	Carrying Value pre- Acquisition £m	Fair Value Adjustments £m	Fair Values £m

Cash and balances at central banks	1,327	-	1,327

Financial assets designated at fair value held on own account	195	-	195

Derivative financial instruments	139	2	141

Loans and advances to banks	165	-	165

Loans and advances to customers	7,690	(78)	7,612

Other assets	72	-	72

Total assets	9,588	(76)	9,512

Liabilities

Deposits from banks	(80)	-	(80)

Customer accounts	(5,847)	3	(5,844)

Derivative financial instruments	(102)	(4)	(106)

Debt securities in issue	(2,782)	64	(2,718)

Subordinated liabilities	(279)	53	(226)

Other liabilities	(21)	-	(21)

Total liabilities	(9,111)	116	(8,995)

Net assets acquired	477	40	517

Consideration Transferred

Cash paid			388

Total consideration			388

Gain on acquisition			129

Acquisition related costs of £7m have been included in operating expenses.

The aggregate net inflow of cash from the acquisitions of the above Group entities was £939m, representing cash and cash equivalents acquired of £1,327m less cash consideration paid of £388m.

Lehman Brothers North American Businesses

In September 2008 Barclays acquired the North American businesses of Lehman Brothers, Inc. Approximately £2.6bn of the assets acquired as part of the acquisition had not been received by 30th June 2010, approximately £2.0bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 30th June 2010. Ongoing legal proceedings relating to the acquisition, including in respect of assets not yet received, are discussed in note 28.

Barclays PLC – 2010 Interim Results	75

Notes

17.	Derivative Financial Instruments

Derivatives Held for Trading – 30th June 2010	Contract Notional Amount £m	Fair Value
		Assets £m	Liabilities £m

Foreign exchange derivatives	3,612,023	65,646	(69,623)

Interest rate derivatives	35,880,532	332,080	(310,963)

Credit derivatives	1,987,271	58,179	(54,883)

Equity and stock index and commodity derivatives	1,233,593	47,724	(49,160)

Total derivative assets/(liabilities) held for trading	42,713,419	503,629	(484,629)

Derivatives in Hedge Accounting Relationships

Derivatives designated as cash flow hedges	129,183	746	(594)

Derivatives designated as fair value hedges	56,144	755	(662)

Derivatives designated as hedges of net investments	5,632	80	(376)

Total derivative assets/(liabilities) designated in hedge accounting relationships	190,959	1,581	(1,632)

Total recognised derivative assets/(liabilities)	42,904,378	505,210	(486,261)

Derivatives Held for Trading – 31st December 2009

Foreign exchange derivatives	2,838,168	51,488	(57,697)

Interest rate derivatives	33,203,958	260,375	(244,337)

Credit derivatives	2,016,796	56,295	(51,780)

Equity and stock index and commodity derivatives	1,073,057	47,480	(48,205)

Total derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)

Derivatives in Hedge Accounting Relationships

Derivatives designated as cash flow hedges	115,672	717	(545)

Derivatives designated as fair value hedges	58,054	438	(618)

Derivatives designated as hedges of net investments	6,292	22	(234)

Total derivative assets/(liabilities) designated in hedge accounting relationships	180,018	1,177	(1,397)

Total recognised derivative assets/(liabilities)	39,311,997	416,815	(403,416)

Derivatives Held for Trading – 30th June 2009

Foreign exchange derivatives	2,977,014	59,809	(62,763)

Interest rate derivatives	32,858,470	336,997	(323,103)

Credit derivatives	2,189,217	97,537	(85,911)

Equity and stock index and commodity derivatives	1,091,218	60,139	(61,431)

Total derivative assets/(liabilities) held for trading	39,115,919	554,482	(533,208)

Derivatives in Hedge Accounting Relationships

Derivatives designated as cash flow hedges	65,696	613	(1,046)

Derivatives designated as fair value hedges	46,061	748	(448)

Derivatives designated as hedges of net investments	4,966	202	(264)

Total derivative assets/(liabilities) designated in hedge accounting relationships	116,723	1,563	(1,758)

Total recognised derivative assets/(liabilities)	39,232,642	556,045	(534,966)

Barclays PLC – 2010 Interim Results	76

Notes

17.	Derivative Financial Instruments (continued)

The £88,395m increase (2009: decrease of £139,230m) in gross derivative assets has been predominantly driven by movements in interest rate derivate assets resulting from decreases in all major forward curves.

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

30th June 2010	Gross Assets £m	Counterparty Netting £m	Net Exposure £m

Foreign exchange	65,751	56,789	8,962

Interest rate	333,556	280,942	52,614

Credit derivatives	58,179	49,739	8,440

Equity and stock index	20,003	13,437	6,566

Commodity derivatives	27,721	19,200	8,521

	505,210	420,107	85,103

Total collateral held			41,033

Net exposure less collateral			44,070

31st December 2009

Foreign exchange	51,775	45,391	6,384

Interest rate	261,211	213,446	47,765

Credit derivatives	56,295	48,774	7,521

Equity and stock index	17,784	13,330	4,454

Commodity derivatives	29,750	21,687	8,063

	416,815	342,628	74,187

Total collateral held			31,471

Net exposure less collateral			42,716

30th June 2009

Foreign exchange	60,225	53,273	6,952

Interest rate	338,090	290,806	47,284

Credit derivatives	97,537	82,150	15,387

Equity and stock index	21,553	15,911	5,642

Commodity derivatives	38,640	30,248	8,392

	556,045	472,388	83,657

Total collateral held			34,386

Net exposure less collateral			49,271

Barclays PLC – 2010 Interim Results	77

Notes

18.	Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

30th June 2010	Valuations Based on
	Quoted Market Prices (Level1) £m	Observable Inputs (Level 2) £m	Significant Unobservable Inputs (Level 3) £m	Total £m

Trading portfolio assets	51,815	108,779	6,435	167,029

Financial assets designated at fair value

– held on own account	3,950	26,787	10,558	41,295

– held in respect of linked liabilities to customers under investment contracts	1,469	-	-	1,469

Derivative financial assets	4,146	489,965	11,099	505,210

Available for sale assets	21,453	27,869	3,352	52,674

Total Assets	82,833	653,400	31,444	767,677

Trading portfolio liabilities	(32,463)	(39,264)	(25)	(71,752)

Financial liabilities designated at fair value	(558)	(82,517)	(4,154)	(87,229)

Liabilities to customers under investment contracts	(86)	(1,700)	-	(1,786)

Derivative financial liabilities	(3,351)	(474,916)	(7,994)	(486,261)

Total Liabilities	(36,458)	(598,397)	(12,173)	(647,028)

31st December 2009

Trading portfolio assets	76,256	69,010	6,078	151,344

Financial assets designated at fair value

– held on own account	5,766	24,845	10,700	41,311

– held in respect of linked liabilities to customers under investment contracts	1,209	48	-	1,257

Derivative financial assets	3,163	401,451	12,201	416,815

Available for sale assets	19,919	35,287	1,277	56,483

Total Assets	106,313	530,641	30,256	667,210

Trading portfolio liabilities	(42,238)	(8,936)	(78)	(51,252)

Financial liabilities designated at fair value	-	(82,374)	(3,828)	(86,202)

Liabilities to customers under investment contracts	(109)	(1,570)	-	(1,679)

Derivative financial liabilities	(2,386)	(391,916)	(9,114)	(403,416)

Total Liabilities	(44,733)	(484,796)	(13,020)	(542,549)

Transfers between level 1 and level 2 primarily comprised government bonds that became less actively traded.

Barclays PLC – 2010 Interim Results	78

Notes

18.	Financial Instruments Held at Fair Value (continued)

The following table summarises the movements in the level 3 balance during the period ended 30th June 2010. The table shows gains and losses and includes amounts for financial assets and liabilities transferred into and out of level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

As at 30th June 2010	Trading Portfolio Assets £m	Financial Assets Designated at Fair Value £m	Available for Sale Assets £m	Trading Portfolio Liabilities £m	Financial Liabilities Designated at Fair Value £m	Net Derivative Financial Instruments £m	Total £m

As at 1st January 2010	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236

Purchases	1,908	354	343	(7)	(9)	515	3,104

Sales	(1,907)	(412)	(189)	-	21	(77)	(2,564)

Issues	-	-	-	-	(139)	(509)	(648)

Settlements	(286)	(434)	(113)	62	221	660	110

Total gains and losses recognised in the income statement in the period

- trading income	485	71	-	(2)	(596)	70	28

- non trading income	-	148	(112)	-	-	-	36

Total gains or losses recognised in other comprehensive income	-	-	104	-	-	-	104

Transfers in / transfers out	157	131	2,042	-	176	(641)	1,865

	6,435	10,558	3,352	(25)	(4,154)	3,105	19,271

The significant movements in the level 3 positions during the period ended 30th June 2010 are explained below:

•	Purchases of £3.1bn were primarily composed of £1.5bn of asset backed products, £0.5bn of equity, credit and commodity derivatives, £0.3bn of traded loans and £0.2bn of bonds

•	Sales of £2.6bn included the disposal of £1.6bn of asset backed products, £0.2bn of equities and £0.2bn of bonds

•	Net Issuances and Settlements of £0.5bn were primarily driven by new equity, credit and commodity derivatives as well as restructuring transactions

•

Transfers into Level 3 primarily reflected a £2bn receivable arising as part of the acquisition of the North American businesses of Lehman Brothers. This resulted from a change in the accounting treatment from loans and advances to available for sale financial instruments. This classification is due to the uncertainty inherent in any litigation, rather than uncertainty relating to the valuation of the assets themselves

The following table discloses the gains and losses recognised in the period arising on level 3 financial assets and liabilities held as at 30th June 2010.

As at 30th June 2010	Trading Portfolio Assets £m	Financial Assets Designated at Fair Value £m	Available for Sale Assets £m	Trading Portfolio Liabilities £m	Financial Liabilities Designated at Fair Value £m	Net Derivative Financial Instruments £m	Total £m

Recognised in the income statement

- trading income	287	(17)	-	(2)	(517)	164	(85)

- non trading income	-	142	(140)	-	-	-	2

Total gains or losses recognised in other comprehensive income	-	-	87	-	-	-	87

Total	287	125	(53)	(2)	(517)	164	4

Barclays PLC – 2010 Interim Results	79

Notes

18.	Financial Instruments Held at Fair Value (continued)

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m

Opening balance	99	110	128

Additions	18	19	20

Amortisation and releases	(8)	(30)	(38)

Closing balance	109	99	110

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.7bn (31st December 2009: £1.9bn) or to decrease the fair values by up to £2.0bn (31st December 2009: £2.2bn) with substantially all the potential effect being recorded in profit or loss rather than equity. The metric has not been offset by the effect of hedging. No stress has been applied to the £2.0bn receivable arising from the Lehman acquisition since, as disclosed in note 28, it is not possible to estimate any possible loss to Barclays in relation to the matter.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market.

19.	Reclassification of Financial Assets Held for Trading

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes, and thus considered as loans and receivables.

There were no additional reclassifications of financial assets during 2010.

The carrying value of the securities previously reclassified into loans and receivables has decreased from £9,378m to £8,800m primarily as a result of paydowns and maturities of the underlying securities. At June 2010, the carrying value of those assets reclassified at 25th November 2009 was greater than that at 31st December 2009 as a result of foreign exchange movements. No impairment has been identified on these securities.

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	As at 30.06.10		As at 31.12.09		As at 30.06.09
Trading Assets Reclassified to Loans and Receivables	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Reclassification 25th November 2009	8,120	8,096	8,099	7,994	-	-

Reclassification 16th December 2008	680	693	1,279	1,335	3,076	3,025

Total financial assets reclassified to loans and receivables	8,800	8,789	9,378	9,329	3,076	3,025

The reclassified financial assets contributed £190m (2009: £79m) to interest income.

If the reclassifications had not been made, the Group’s income statement for 2010 would have additional gains on the reclassified trading assets of £38m (2009: loss of £49m).

Barclays PLC – 2010 Interim Results	80

Notes

20.	Loans and Advances to Banks

By Geographical Area	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

United Kingdom	4,582	5,129	11,117

Other European Union	16,532	12,697	15,051

United States	12,972	13,137	15,568

Africa	3,327	2,388	2,755

Rest of the World	8,571	7,845	8,511
	45,984	41,196	53,002

Less: Allowance for impairment	(60)	(61)	(58)

Total loans and advances to banks	45,924	41,135	52,944

Loans and advances to banks included £12,601m (31st December 2009: £6,004m) of settlement balances and £8,997m (31st December 2009: £9,889m) of cash collateral balances.

21.   Loans and Advances to Customers

	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Retail business	225,215	213,489	200,552

Wholesale and corporate business	234,738	217,470	220,030

	459,953	430,959	420,582

Less: Allowances for impairment	(11,687)	(10,735)	(8,778)

Total loans and advances to customers	448,266	420,224	411,804

Loans and advances to customers included £40,163m (31st December 2009: £19,821m) of settlement balances and £24,109m (31st December 2009: £19,958m) of cash collateral balances.

Barclays PLC – 2010 Interim Results	81

Notes

22.	Allowance for Impairment on Loans and Advances

	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

At beginning of period	10,796	8,836	6,574

Acquisitions and disposals	70	364	70

Exchange and other adjustments	135	234	(361)

Unwind of discount	(88)	(90)	(95)

Amounts written off	(2,216)	(2,101)	(1,279)

Recoveries	80	93	57

Amounts charged against profit	2,970	3,460	3,870

At end of period	11,747	10,796	8,836

Allowance

United Kingdom	4,425	4,083	3,461

Other European Union	2,268	2,014	1,547

United States	2,847	2,518	2,184

Africa	1,528	1,349	1,129

Rest of the World	679	832	515

At end of period	11,747	10,796	8,836

Amounts Charged Against Profit

Increases in Impairment Allowances

United Kingdom	1,405	1,543	1,580

Other European Union	899	735	890

United States	447	592	943

Africa	419	475	457

Rest of the World	220	563	333

	3,390	3,908	4,203

Less: Releases of Impairment Allowance

United Kingdom	(152)	(235)	(96)

Other European Union	(112)	(76)	(129)

United States	(22)	6	(10)

Africa	(23)	(25)	(13)

Rest of the World	(31)	(25)	(28)

	(340)	(355)	(276)

Less: Recoveries

United Kingdom	(49)	(17)	(31)

Other European Union	(3)	(4)	(8)

United States	-	(6)	-

Africa	(26)	(63)	(17)

Rest of the World	(2)	(3)	(1)

	(80)	(93)	(57)

Total amounts charged against profit (note 8)	2,970	3,460	3,870

Barclays PLC – 2010 Interim Results	82

Notes

23.	Subordinated Liabilities

Dated	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Opening balance	17,668	16,972	16,169

Issuances	93	283	2,952

Redemptions	(1,185)	(253)	(285)

Other	318	666	(1,864)

Closing balance	16,894	17,668	16,972

During the six months ended 30th June 2010 redemptions comprised Callable Floating Rate Subordinated Notes 2015 (US$1,500m) of £1,050m; 10.75% Subordinated Callable Notes 2015 (R 1,100m) of £99m; and Subordinated Callable Notes 2015 (R 400m) of £36m.

During 2010, Subordinated Callable Floating Rate Notes 2022 (R 400m) of £37m and 10.28% Fixed Rate Subordinated Notes 2022 (R 600m) of £56m were issued by Absa.

Undated	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Opening balance	8,148	8,297	13,673

Redemptions	-	(355)	(3,507)

Other	887	206	(1,869)

Closing balance	9,035	8,148	8,297

Total dated and undated subordinated liabilities	25,929	25,816	25,269

Other movements include hedging fair value movements, accrued interest and an increase in subordinated liabilities of £226m (2009: £nil) related to acquisitions during the period (see note 16).

24.   Provisions

	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Redundancy and restructuring	131	162	110

Undrawn contractually committed facilities and guarantees	166	162	116

Onerous contracts	61	68	40

Sundry provisions	449	198	215

	807	590	481

Provisions increased by 37% (£217m) to £807m (31st December 2009: £590m) primarily due to the recognition of a provision relating to a review of the Group’s compliance with US economic sanctions.

25.	Retirement Benefit Liabilities

The Group’s IAS 19 pension deficit across all schemes as at 30th June 2010 was £4,364m (31st December 2009: £3,946m). There are net recognised liabilities of £663m (31st December 2009: £698m) and unrecognised actuarial losses of £3,701m (31st December 2009: £3,248m). The net recognised liabilities comprised retirement benefit liabilities of £788m (31st December 2009: £769m) and assets of £125m (31st December 2009: £71m).

The Group’s IAS 19 pension deficit in respect of the main UK Scheme as at 30th June 2010 was £4,028m (31st December 2009: £3,534m). The most significant reason for this change was the decrease in AA long-term corporate bond yields which resulted in a lower discount rate of 5.22% (31st December 2009: 5.61%). This was partially offset by the reduction in the pension liability of £241m resulting from amendments to the treatment of minimum defined benefits as well as favourable investment returns over the period.

The most recent triennial funding valuation of the UK Retirement Fund (UKRF) was performed with an effective date of 30th September 2007. In compliance with the Pension Act 2004, the Bank and the Trustee have agreed a scheme-specific funding target, statement of funding principles, and schedule of contributions. The next triennial funding valuation will take place with an effective date of 30th September 2010.

Barclays PLC – 2010 Interim Results	83

Notes

26.	Share Capital

Called Up and Authorised Share Capital

Called up share capital comprises 12,045 million (31st December 2009: 11,412 million) ordinary shares of 25p each.

On 1st October 2009, the final provisions of the Companies Act 2006 came into force, which included the abolition of the concept of authorised share capital, subject to restrictions in the Company’s articles of association. The Company adopted new articles of association at its 2010 Annual General Meeting that removed any such restrictions.

Conversion of Mandatorily Convertible Notes

The Mandatorily Convertible Notes (MCNs), issued by Barclays Bank PLC on 27th November 2008, were converted into 2,642 million ordinary shares in Barclays PLC by 30th June 2009 at the conversion price of £1.53276. £661m was credited to share capital and the remaining £3,221m (net of issuance costs) was credited to the share premium account.

Warrants

On 31st October 2008 Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775. On 28th October 2009, 379.2 million of these warrants were exercised resulting in £94m being credited to share capital and the remaining £655m being credited to the share premium account. On 17th February 2010, 626.8 million warrants were exercised with £157m credited to share capital and the remaining £1,083m credited to the share premium account.

27.	Contingent Liabilities and Commitments

	As at 30.06.10 £m	As at 31.12.09 £m	As at 30.06.09 £m

Acceptances and endorsements	359	375	312

Guarantees and letters of credit pledged as collateral security	12,503	15,406	13,056

Securities lending arrangements	26,489	27,406	31,639

Other contingent liabilities	9,109	9,587	9,773

Contingent liabilities	48,460	52,774	54,780

Documentary credits and other short-term trade related transactions	1,141	762	620

Undrawn Note Issuance and Revolving Underwriting Facilities

Forward asset purchases and forward deposits placed	18	46	53

Standby facilities, credit lines and other	219,946	206,467	204,341

Commitments	221,105	207,275	205,014

Up to the disposal of Barclays Global Investors on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%–10%. The Group has agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the sale of the business. As at 30th June 2010, the fair value of the collateral held was £27,406m (31st December 2009: £28,248m) and that of the stock lent was £26,489m (31st December 2009: £27,406m).

Barclays has included an accrual of £94m in other liabilities as at 30th June 2010 (31st December 2009: £108m) in respect of levies raised by the Financial Services Compensation Scheme (FSCS), which include interest on facilities provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The total of these facilities is understood to be some £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants.

Barclays PLC – 2010 Interim Results	84

Notes

28.	Legal Proceedings

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated 12th February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including U.S. subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

On 15th September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Barclays Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order: voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On 29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. The Court commenced a hearing in mid-April, and claimants completed the presentation of their fact evidence on 25th June 2010. Barclays is scheduled to present its evidence to the Court during the period 23rd August 2010 to 24th September 2010 and closing arguments are expected to be made before the end of the year. It is not possible to estimate any possible loss to Barclays in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

29.	Competition and Regulatory Matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries in the UK and elsewhere which, in some cases, is leading to increased or changing regulation. For example, the UK Chancellor of the Exchequer has proposed reallocating the FSA’s current responsibilities between the Bank of England and a new Consumer Protection and Markets Authority by the end of 2012 and has tasked an independent commission with reviewing the UK banking system, in particular focusing on competition issues and the possible splitting of retail and investment banking operations, with findings and recommendations expected by September 2011. As part of an Emergency Budget, the Chancellor also announced a new bank levy, which will apply to certain UK banks and building societies and the UK operations of foreign banks from 1st January 2011. Barclays expects to be subject to the new levy but cannot, as at the date of this document, quantify its potential exposure. In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform. Whilst focused on US financial institutions, many provisions will significantly affect companies such as Barclays although the full impact will not be known until implementing rules are made by governmental authorities. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond Barclays control but, especially in the area of banking regulation, are likely to have an impact on Barclays businesses and earnings.

Barclays PLC – 2010 Interim Results	85

Notes

29.	Competition and Regulatory Matters (continued)

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. Following a reference from the Office of Fair Trading (OFT), the UK Competition Commission (CC) undertook an in-depth enquiry into the PPI market. The CC published its final report on 29th January 2009 concluding that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. In March 2009, Barclays submitted a targeted appeal focused on the prohibition on sale of PPI at the point of sale (POSP) remedy on the basis that it was not based on sound analysis, and is unduly draconian. The Competition Appeals Tribunal (CAT) upheld Barclays appeal on two grounds, meaning that the CC will be required to reconsider the POSP remedy and the basis for it, and made an order to that effect on 26th November 2009. This remittal process is expected to take until the autumn of 2010, at which time the CC will publish its final Remedies Order.

Separately, in 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA. In September 2009, the FSA issued a Consultation Paper on the assessment and redress of PPI complaints made on or after 14th January 2005. It was expected that the FSA would issue a final version of its policy statement in February or March 2010. Instead, the FSA issued a revised Consultation Paper in March 2010. The FSA will publish a final version of the policy statement by way of an amendment to the DISP (Dispute Resolution: Complaints) rules in the FSA Sourcebook. It is anticipated that the final rules will be published in August 2010. Barclays voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. A decision by the OFT in the MasterCard interchange case was set aside by the CAT in 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In 2007, the OFT expanded its investigation into interchange rates to include debit cards.

Notwithstanding the Supreme Court ruling in relation to the test case, Barclays continues to be involved in the OFT’s work on personal current accounts (PCAs). The OFT initiated a market study into PCAs in the UK in 2007 which also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. In 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. The OFT also held a consultation to seek views on the findings and possible measures to address the issues raised in its report. In October 2009, the OFT published a follow-up report containing details of voluntary initiatives in relation to transparency and switching agreed between the OFT and the industry. A further follow-up report was published in March 2010 providing details of voluntary initiatives and working parties agreed in relation to certain aspects of charging structures. Barclays has participated fully in the market study process and will continue to engage with the working parties.

As previously reported, Barclays has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons and entities subject to US economic sanctions and has been reporting the results of that review to various governmental authorities including the US Department of Justice, the New York County District Attorney’s Office and the Office of Foreign Assets Control which have been conducting investigations of the matter. Barclays is in advanced discussions with these and other authorities with respect to a possible resolution of the investigations. Barclays provided £194m in the first half of 2010 in relation to the possible resolution of this matter.

30.	Related Party Transactions

Related party transactions in the half year ended 30th June 2010 were similar in nature to those disclosed in the Group’s 2009 Annual Report. No related party transactions that have taken place in the six months to 30th June 2010 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Barclays PLC – 2010 Interim Results	86

Notes

31.	Segmental Reporting

Since 1st January 2010, for management reporting purposes, we have reorganised our activities under three business groupings: Global Retail Banking; Corporate and Investment Banking, and Barclays Wealth; and Absa. We retain our Head Office and Other Operations activity. The comparatives have been restated to reflect this new group structure, as detailed in our announcement on 22nd March 2010.

The following section analyses the Group’s performance by business.

1.	Global Retail Banking

UK Retail Banking

UK Retail Banking builds broad and deep relationships with consumers and small and medium sized business owners throughout the UK by providing a wide range of products and financial services. UK Retail Banking provides access to current account and savings products and Woolwich branded mortgages. Within Consumer Lending and Insurance, UK Retail Banking provides unsecured loan and protection products and general insurance. Barclays Financial Planning provides investment advice and products. Barclays Business provides banking services, including money transmission, to small and medium enterprises.

Barclaycard

Barclaycard is a multi-brand payment business which provides consumer cards and lending, processes card transactions for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of the leading credit card businesses in Europe and South Africa and has an increased presence in the United States.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclays Partner Finance and FirstPlus. Global Commercial Payments and Global Payment Acceptance provide payment products and solutions to corporate clients and institutions. Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Corporate, Western Europe Retail Banking and Barclays Africa, to leverage their distribution capabilities.

Western Europe Retail Banking

Western Europe Retail Banking encompasses Barclays Global Retail Banking and Barclaycard operations in Spain, Italy, Portugal and France. Western Europe Retail Banking serves retail, mass affluent and local business customers in Spain, Italy and Portugal and serves retail and mass affluent customers in France. Western Europe Retail Banking serves customers through a variety of distribution channels and provides a range of products including retail mortgages, current and deposit accounts, unsecured lending, credit cards, investments and insurance.

Barclays Africa

Barclays Africa encompasses Barclays Global Retail Banking, Corporate Banking, and Barclaycard operations in 10 countries organised in four geographic areas: North Africa (Egypt), East and West Africa (Ghana, Tanzania, Uganda and Kenya), Southern Africa (Botswana, Zambia and Zimbabwe), and Indian Ocean (Mauritius and Seychelles). The region is managed from Dubai.

Barclays Africa serves its 2.7m customers through a network of 545 branches and service centres providing a variety of traditional financial products including retail current and deposit accounts, unsecured lending, credit cards, mortgages, commercial lending, trade services, cash management, treasury and investments. In addition to this, it provides specialist services such as Sharia-compliant products and mobile banking.

Barclays PLC – 2010 Interim Results	87

Notes

31.	Segmental Reporting (continued)

2.	Corporate and Investment Banking, and Barclays Wealth

Barclays Capital

Barclays Capital is a global investment bank that provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. These solutions include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which includes cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Corporate

Barclays Corporate provides global banking services across 10 countries grouped into three markets: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE). Customers are served via a network of relationship and industry sector specialists which provides a comprehensive set of global banking products, support, expertise and services. Customers are also offered access to the products and expertise of other Group businesses in particular Barclays Capital, Barclaycard and Barclays Wealth.

Barclays Wealth

Barclays Wealth focuses on private and intermediary clients worldwide providing international and private banking, fiduciary services, investment management and brokerage.

Investment Management

The Investment Management business manages the Group’s 19.9% ongoing interest in BlackRock, Inc. and the residual cash support arrangements and associated liquidity support charges relating to Barclays Global Investors, which was sold on 1st December 2009.

3.	Absa

Absa represents Barclays consolidation of Absa Group Limited, excluding Absa Capital, Absa Card and Absa Wealth which are included as part of Barclays Capital, Barclaycard and Barclays Wealth respectively. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance and bancassurance products. It also offers customised business solutions for commercial and large corporate customers.

4.	Head Office Functions and Other Operations

Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions includes the following areas: Executive Management, Finance, Property, Treasury, Corporate Secretariat, Corporate Development, Tax, Investor Relations, Risk, Human Resources, Corporate Affairs, Internal Audit, Legal and Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Barclays PLC – 2010 Interim Results	88

Notes

31.	Segmental Reporting (continued)

Half Year Ended 30th June 2010	UK Retail Banking £m	Barclaycard £m	Western Europe Retail Banking £m	Barclays Africa £m

Income from external customers, net of insurance claims	2,192	1,934	614	402

Inter-segment (loss)/income	(21)	24	(12)	1

Total income net of insurance claims	2,171	1,958	602	403

Business segment profit before tax	504	317	10	70

Total assets	119,251	31,062	48,976	7,882

Half Year Ended 31st December 2009

Income from external customers, net of insurance claims	2,116	2,024	635	374

Inter-segment income/(loss)	9	8	1	-

Total income net of insurance claims	2,125	2,032	636	374

Business segment profit before tax	397	352	188	39

Total assets	109,327	30,274	51,027	7,893

Half Year Ended 30th June 2009

Income from external customers, net of insurance claims	2,145	2,004	683	365

Inter-segment income/(loss)	6	5	(1)	-

Total income net of insurance claims	2,151	2,009	682	365

Business segment profit before tax	313	375	92	65

Total assets	106,898	29,589	45,224	7,072

Barclays PLC – 2010 Interim Results	89

Notes

31.	Segmental Reporting (continued)

Barclays Capital £m	Barclays Corporate £m	Barclays Wealth £m	Investment Management[1] £m	Absa £m	Head Office Functions and Other Operations £m	Total £m

7,571	1,419	801	34	1,387	227	16,581

341	(18)	(44)	-	(8)	(263)	-

7,912	1,401	757	34	1,379	(36)	16,581

3,400	(377)	95	31	318	(421)	3,947

1,212,413	86,906	16,376	3,604	46,964	13,712	1,587,146

5,116	1,527	751	14	1,358	(110)	13,805

420	16	(52)	(2)	(15)	(385)	-

5,536	1,543	699	12	1,343	(495)	13,805

1,417	5	68	(15)	269	(880)	1,840

1,019,120	88,798	14,889	5,406	45,765	6,430	1,378,929

5,983	1,583	674	25	1,197	659	15,318

106	55	(51)	3	13	(136)	-

6,089	1,638	623	28	1,210	523	15,318

1,047	152	75	37	259	330	2,745

1,133,685	92,303	14,063	67,842	42,596	6,066	1,545,338

1	At 30th June 2009 includes assets of disposal group.

Barclays PLC – 2010 Interim Results	90

Notes

32.	Discontinued Operations

On 1st December 2009 the Group completed the sale of Barclays Global Investors to BlackRock, Inc. (BlackRock). The consideration at completion was US$15.2bn (£9.5bn), including 37.567 million new BlackRock shares. This gives the Group an economic interest of 19.9% of the enlarged BlackRock group, which is accounted for as an available for sale equity investment. The profit on disposal before tax recorded in 2009 was £6,331m, with a tax charge of £43m, reflecting the application of UK substantial shareholdings relief in accordance with UK tax law.

The results of the discontinued operations are set out below. For the half year ended 31st December 2009 the results are for the 5 month period up to the date of disposal:

	Half Year Ended 30.06.10 £m	Half Year Ended 31.12.09 £m	Half Year Ended 30.06.09 £m
Net interest income	-	33	-
Net fee and commission income	-	808	951
Net trading income/(expense)	-	20	(19)
Net investment income	-	66	-
Other income	-	1	3
Total income	-	928	935

Operating expenses excluding amortisation of intangible assets and deal costs	-	(541)	(582)
Amortisation of intangible assets	-	(6)	(8)
Operating expenses[1]	-	(547)	(590)

Profit before tax from discontinued operations	-	381	345
Tax	-	(123)	(114)
Profit after tax from discontinued operations	-	258	231

Profit on disposal of discontinued operations[1]	-	6,437	(106)
Tax	-	(43)	-
Net profit on the disposal of the discontinued operation	-	6,394	(106)

Profit after tax from discontinued operations, including gain on disposal	-	6,652	125

Other comprehensive income relating to discontinued operations is as follows:
Available for sale assets	-	(2)	12
Currency translation reserve	-	72	(157)
Tax relating to components of other comprehensive income	-	9	8
Other comprehensive income, net of tax from discontinued operations	-	79	(137)

The cash flows attribute to the discontinued operations as follows:
Cash Flows from Discontinued Operations
Net cash flows from operating activities	-	419	(86)
Net cash flows from investing activities	-	19	(44)
Net cash flows from financing activities	-	(775)	225
Effect of exchange rates on cash and cash equivalents	-	(38)	(96)
Net decrease in cash and cash equivalents	-	(375)	(1)

1	Deal costs of £106m were previously included within operating expenses for the half year ended June 2009. These costs were reflected in the profit recognised on disposal on 1st December 2009.

Barclays PLC – 2010 Interim Results	91

Other Information

Share Capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 1,203.9 million ordinary shares) was renewed at the 2010 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

Group Share Schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements.

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839

Website

www.barclays.com

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0871 384 20551 or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JPMorgan Chase Bank, whose international telephone number is +1-651-453-2128, whose domestic telephone number is 1-800-990-1135 and whose address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Filings with the SEC

Statutory accounts for the year ended 31st December 2009, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC, can be obtained from Corporate Communications, Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above. Copies of the Form 20-F are also available from the Barclays Investor Relations website (details below) and from the SEC’s website (www.sec.gov).

1	Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers.

Barclays PLC – 2010 Interim Results	92

Other Information

General Information (continued)

Results Timetable

Item	Date

Ex-dividend date	Wednesday, 11th August 2010

Dividend Record date	Friday, 13th August 2010

Dividend Payment date	Friday, 10th September 2010

Q3 2010 Interim Management Statement[1]	Tuesday, 9th November 2010

Economic Data

	30.06.10	31.12.09	30.06.09	Change 31.12.09[2]	Change 30.06.09[2]
Period end - US$/£	1.49	1.62	1.64	9%	10%
Average - US$/£	1.52	1.57	1.50	3%	(1%)
Period end - €/£	1.22	1.12	1.17	(8%)	(4%)
Average - €/£	1.15	1.12	1.12	(3%)	(3%)
Period end - ZAR/£	11.45	11.97	12.73	5%	11%
Average - ZAR/£	11.48	13.14	13.70	14%	19%

1	Note that this announcement date is provisional and subject to change.
2	The change is the impact to Sterling reported information.

Barclays PLC – 2010 Interim Results	93

Glossary of Terms

Absa - The South African segment of Barclays PLC, comprising Absa Group Limited, but excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

Absa Card - The portion of Absa’s results that arises from the Absa credit card business and is reported within Barclaycard.

Absa Group Limited - Refers to the consolidated results of the South African Group of which the parent company is listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

ABS CDO Super Senior - Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations. See Risk Management section - Credit Market Exposures.

Adjusted Gross Leverage - The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

Adjusted profit before tax - Profit before own credit, gains on other acquisitions and disposals and gains on debt buy-backs.

Alt-A - Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. See Risk Management section - Credit Market Exposures.

Arrears - Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asset Backed Securities (ABS) - Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. See Risk Management section - Credit Market Exposures.

Assets Margin - Interest earned on customer assets relative to the average internal funding rate, divided by average customer assets, expressed as an annualised percentage.

Average Customer Balances - Average customer balances which make up the average balance sheet are based upon daily averages for most UK banking operations and monthly averages outside the UK.

Average Daily Value at Risk - The average Daily Value at Risk (defined below) for a specified period of time.

Average LTV on new mortgages - Computed as the ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed year-to-date divided by total amount of appraised property value.

Average Portfolio MTM LTV - Computed as the ratio of the total outstanding balance to the current value of the security, which is estimated using one or more external house price indices, i.e. total outstanding balance divided by total current property value (mark to market).

Barclays Business - A business unit within UK Retail Banking providing banking services, to small and medium enterprises.

Barclays Corporate - A business unit within Corporate and Investment Banking and Barclays Wealth that provides global banking services across 10 countries grouped into three markets: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE).

Collateralised Debt Obligations (CDOs) - Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party. See Risk Management section - Credit Market Exposures.

Collateralised Loan Obligation (CLO) - A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches). See Risk Management section - Credit Market Exposures.

Barclays PLC – 2010 Interim Results	94

Glossary of Terms

Commercial Mortgage Backed Securities (CMBS) - Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Commercial Real Estate - Commercial real estate includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets. See Risk Management section - Credit Market Exposures.

Continental Europe - See Barclays Corporate.

Core Tier 1 capital - Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

Core Tier 1 ratio - Core Tier 1 capital as a percentage of risk weighted assets.

Corporate and Investment Banking, and Barclays Wealth - Barclays Capital, Barclays Corporate, Barclays Wealth and Investment Management. See page 88 for a description of each business.

Cost:income ratio - Operating expenses compared to total income net of insurance claims.

Cost:net income ratio - Operating expenses compared to total income net of insurance claims less impairment charges and other credit provisions.

Cost of Equity - The rate of return targeted by the equity holders of the company.

Coverage ratio - Impairment allowances as a percentage of credit risk loan balances.

Credit Default Swaps (CDS) - A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit Derivative Product Company (CDPC) - A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section - Credit Market Exposures.

Credit Market Exposures - Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

Credit Risk Loans (CRLs) - A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit spread - The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (CVA) - The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

Customer deposits - Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

Daily Value at Risk (DVaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see VaR, Average Daily Value at Risk and Spot daily Value at Risk).

Barclays PLC – 2010 Interim Results	95

Glossary of Terms

Delinquency - See ‘Arrears’.

Equity structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

Expected loss - The Group measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

Exposure at default (EAD) - The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

First/Second Lien - First lien: debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second lien: debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien. See Risk Management section - Credit Market Exposures.

Funds Transfer Pricing (FTP) - The Group’s mechanism for pricing intra-group funding and liquidity.

Full time equivalent - Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Gain on acquisition - The amount, by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Global Retail Banking (GRB) - UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa. See page 87 for a description of each business.

Home Loan - A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans - Loans that are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowances have been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment allowances - A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

Income - Total income net of insurance claims, unless otherwise specified.

Incremental Default Risk Charge (IDRC) - The IDRC captures default risk. This means the potential for a direct loss due to an obligor’s default as well as the potential for indirect losses that may arise from a default event.

Individually/Collectively Assessed - Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

Investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

Leveraged Finance - Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liabilities margin - Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities. Expressed as an annualised percentage.

Barclays PLC – 2010 Interim Results	96

Glossary of Terms

Liquidity pool/buffer - The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Loan loss rate - Total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (held at amortised cost).

Loan to deposit ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance divided by customer accounts.

Loan to deposit and long term funding ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long term debt (>1 yr) and equity.

Loan to value of new mortgage lending - See Average LTV in new mortgage.

Loan to value ratio (LTV) - Expresses the amount borrowed against asset (i.e. a mortgage) as a percentage of the appraised value. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

Loss Given Default (LGD) - The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

Monolines - A monoline insurer is defined as an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held. See Risk Management section - Credit Market Exposures.

Monoline Wrapped - Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer. See Risk Management section - Credit Market Exposures.

Mortgage Backed Securities (MBS) - Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Mortgage vintage - The year the mortgage was issued.

Mortgage related securities - Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.

Net Interest Income - The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

Net Investment Income - Includes the net result of revaluing financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

Net Interest Margin - The margin is expressed as annualised net interest income for Global Retail Bank, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

Net Trading Income - Arises from trading positions which are held at fair value including market-making and customer business. The resulting gains and losses are included in the income statement together with interest, dividends and funding costs relating to trading activities.

New Markets - See Barclays Corporate.

Non-investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

Non-performing loans - A loan that is in default or close to being in default because interest or capital payments are not made on time.

Own Credit - The effect of the Group’s own credit standing on the fair value of financial liabilities.

PCRL Coverage ratio - Impairment allowances as a percentage of total CRL (credit risk loan) & PPL (potential problem loan) balances. See CRL and PPL.

Barclays PLC – 2010 Interim Results	97

Glossary of Terms

Potential Credit Risk Loans (PCRLs) - Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

Potential Problem Loans (PPLs) - Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Prime Loans - Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

Probability of default (PD) - The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Product structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

Proprietary trading - When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

Repurchase agreement (repo)/reverse repurchase agreement (reverse repo) - A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS) - Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Retail Loans - Loans to individuals rather than to financial institutions. This includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

Risk asset ratio - A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

Risk weighted assets - A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

Securitisation - A process by which debt instruments are aggregated into a pool, which is used to back new securities. A company sells assets to an SPV (special purpose vehicle) who then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors.

SIV Lites - Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates. See Risk Management section - Credit Market Exposures.

Special Purpose Entities (SPEs) - Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including the provision of financing to fund asset purchases, or commitments to provide finance for future purchases; derivative transactions to provide investors in the SPE with a specified exposure; the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and direct investment in the notes issued by SPEs.

Spot Daily Value at Risk - The Daily Value at Risk (defined above) recorded for a specified day.

Barclays PLC – 2010 Interim Results	98

Glossary of Terms

Structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

Structured Investment Vehicles (SIVs) - SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. See Risk Management section - Credit Market Exposures.

Structural liquidity - The liquidity available from current positions - principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

Structured finance/notes - A structured note is an investment tool which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordination - The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities - Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime - Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default. See Risk Management section - Credit Market Exposures.

Tier 1 capital - A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio - The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital - Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Top-line income - Income before own credit gains/losses and credit market write-downs.

Total shareholders return - The value created for shareholders through share price appreciation plus dividend payments.

UK & Ireland - See Barclays Corporate.

Value at Risk (VaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

Whole loans - A mortgage loan sold in its entirety when the buyer assumes the entire loan along with its rights and responsibilities. A whole loan is differentiated from investments in which the buyer becomes part owner of a pool of mortgages. See Risk Management section - Credit Market Exposures.

Wholesale Loans - Lending to larger businesses, financial institutions and sovereign entities.

Barclays PLC – 2010 Interim Results	99

Index

Absa	27	Loans and advances to customers	81

Accounting policies	66	Market risk	49

Acquisitions	75	Net claims and benefits incurred under

Adjusted gross leverage	62	insurance contracts	69

Allowance for impairment on		Net fee and commission income	68

loans and advances	82	Net interest income	68

Balance sheet (Condensed Consolidated		Net Investment Income/(Loss)	69

Interim)	4	Net premiums from insurance contracts	69

Barclaycard	11	Net Trading Income	68

Barclays Africa	15	Operating expenses	70

Barclays Capital	17	Other income	69

Barclays Capital credit market exposures	54, 55	Other information	92

Barclays Corporate	19	Potential credit risk loans	39

Barclays Wealth	23	Profit attributable to non-controlling

Basis of preparation	66	interests	72

Capital ratios	63	Profit on disposal of subsidiaries,

Capital resources	63	associates and joint ventures	72

Cash flow statement (Condensed		Provisions	83

Consolidated Interim)	7	Reclassification of financial assets held

Competition and regulatory matters	85	for trading	80

Contingent liabilities and commitments	84	Related party transactions	86

Core Tier 1 ratio	63	Results by business	9

Credit risk	35	Results timetable	93

Debt securities and other bills	48	Retail credit risk	45

Derivative financial instruments	76	Retirement benefit liabilities	83

Dividends on ordinary shares	74	Risk asset ratio	63

Daily Value at Risk (DVaR)	50	Risk management	32

Discontinued Operations	91	Risk weighted assets	62

Earnings per share	73	Segmental reporting	87

Economic data	93	Share capital	84, 92

Eurozone Exposures	60	Share of post-tax results of associates

Financial Instruments Held at Fair Value	78	and joint ventures	72

Filings with the SEC	92	Staff costs	71

Glossary of terms	94	Staff numbers	71

Group performance	1	Statement of Comprehensive Income

Group share schemes	92	(Condensed Consolidated Interim)	3

Head office functions and other		Statement of Changes in Equity

operations	29	(Condensed Consolidated Interim)	5

Impairment charges and other credit		Subordinated Liabilities	83

provisions	36, 70	Tax	72

Income statement (Condensed Consolidated		Tier 1 Capital ratio	63

Interim)	2	Total assets	33, 62

Investment Management	25	UK Retail Banking	9

Legal proceedings	85	Western Europe Retail Banking	13

Liquidity Risk	51	Wholesale credit risk	41

Loans and advances to banks	81

Barclays PLC – 2010 Interim Results	100

Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2010. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June 2010 ‘000
Share capital of Barclays Bank PLC(1)
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group shareholders’ equity
Called up share capital	2,402
Share premium account	12,092
Other reserves	1,149
Other shareholders’ funds	2,598
Retained earnings	40,463
Shareholders’ equity excluding non-controlling interests	58,704
Non-controlling interests	3,016
Total shareholders’ equity	61,720

Group indebtedness(2)
Subordinated liabilities(3)	25,929
Debt securities in issue(4)	151,728
Total indebtedness(4)	177,657
Total capitalisation and indebtedness(4)	239,377

Group contingent liabilities
Acceptances and endorsements	359
Guarantees and letters of credit pledged as collateral security	12,503
Securities lending arrangements	26,489
Other contingent liabilities	9,109
Total contingent liabilities	48,460

1.

On 1st October 2009, the final provisions of the Companies Act 2006 came into force, which included the abolition of the concept of authorised share capital, subject to restrictions in the Company’s articles of association. The Company adopted new articles of association at its 2010 Annual General Meeting that removed any such restrictions.

2.	“Group indebtedness” includes interest accrued as at 30th June 2010 in accordance with International Financial Reporting Standards.
3.

On 14th July 2010, Barclays Bank PLC issued € 1,500,000,000 6.00% Fixed Rate Subordinated Notes due 2021 and, on 15th July 2010, Barclays Bank PLC £25 million 12% Unsecured Capital Loan Stock 2010 matured.

4.	In addition to this there were £71,659 million of debt securities in issue accounted on a fair value basis as at 30th June 2010.